UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
  ☒ Check box if Amendment is material and investors must reconfirm within five business days. *This material amendment is filed to extend the Offering Deadline from January 18, 2023 to April 1, 2023.*
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer (the "Company"):

Straat100, LLC

Legal status of Issuer:

Form:

LLC

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

May 13, 2022

Physical Address of Issuer:

126 E 56th Street, 24th floor, New York, NY 10022

Website of Issuer:

https://www.artory-winston.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of five percent (5%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive compensation in the form of securities.

Type of Security Offered:

Membership Units

Target Number of Securities to be Offered:

352,500

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$352,500

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$375,000

Deadline to reach the Target Offering Amount:

April 1, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2021)*	**Prior fiscal year-end (2020)***
Total Assets	n/a	n/a
Cash & Cash Equivalents	n/a	n/a
Accounts Receivable	n/a	n/a
Short-term Debt	n/a	n/a
Long-term Debt	n/a	n/a
Revenues/Sales	n/a	n/a
Cost of Goods Sold	n/a	n/a
Taxes Paid	n/a	n/a
Net Income	n/a	n/a

*The Company was formed on May 13, 2022.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXPLANATORY NOTE

Straat100, LLC is filing this material Form C/A to update the Offering Deadline from January 18, 2023 to April 1, 2023. The Form C filed by the Company on November 21, 2022, is hereby amended and superseded in all respects by this Form C/A.

January 17, 2023

STRAAT100, LLC

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES,

INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $352,500 (the "**Target Offering Amount**") and up to a maximum amount of $375,000 (the "**Maximum Offering Amount**") of Membership Units (the "**Securities**") on a best-efforts basis as described in this Form C/A (this "**Offering**"). The Minimum Individual Subscription Amount is $250 and the Maximum Individual Subscription Amount is $50,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by April 1, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Expenses

One-Time Expenses

Expense	Amount
K1 Setup Cost	$2,500
Initial Conservator Inspection	$1,000
Initial Appraisal	$1,000
Shipping	$0
Auditor	$5,000
Filings	$5,000
LLC Creation	$500

Annual Expenses

Expense	Amount
D&O Insurance	$5,172.51 as of November 15, 2022
Annual Desk Appraisals	$500
Storage	$3,266
K1 - Fixed Yearly Costs	$5,000
K1 - Variable Costs	$2,500

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/artory-winston-hirst (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C/A and the Instrument attached as <u>Exhibit B,</u> in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Management

Management.

(a)　　In addition to, and not in limitation of, any rights and powers conferred by law or other provisions of this Agreement and except only as limited, restricted or prohibited by the express provisions of this Agreement, the Manager shall have full, exclusive and complete management and control of the affairs of the Company and will make all decisions affecting Company affairs.

(b)　　No Members shall be a Manager solely by virtue of such Member's status as a Member. Managers are not required to be Members.

(c)　　The number of Managers and the Persons serving as Manager(s) from time to time, shall be determined by consent of the Sponsor Member. The initial number of Managers shall be one, and the Sponsor Member shall be the initial Manager.

(d)　　Each Person serving as a Manager shall continue as Manager until the earliest to occur of (i) such Person's written resignation as Manager, (ii) removal of such Person as Manager by consent of the Sponsor Member, or (iii) such Person's death, bankruptcy, insolvency, dissolution, assignment for the benefit of creditors, or legal incapacity.

(e)　　Except as may be otherwise provided in this Agreement or in a written instrument signed by the Sponsor Member and filed with the records of the Company, at any time when there is more than one (1) Manager serving hereunder, each Manager shall have the authority to act independently of the other Manager(s), and the signature of any one (1) Manager, acting alone, shall be sufficient to bind the Company.

Certain Specific Authority and Obligations of the Manager. Without limiting the scope of the authority granted to the Manager under Section 8.1(a) of the Operating Agreement, but subject to any restrictions on the Manager's authority set forth in this Agreement, including Section 8.3 of the Operating Agreement, the Manager shall have the power and authority on behalf of the Company:

(a)　　To expend the Company's capital and income for the purposes stated in this Agreement;

(b)　　Acquire, purchase, lease, operate, mortgage, possess or otherwise deal with Company Property or assign the Company's rights in Company Property;

(c)　　To engage such Persons for Company purposes as the Manager deem advisable, including, but not limited to, attorneys, accountants and consultants;

(d)　　Use Company funds or assets, including Company Property, for the benefit of the Company and its Members;

(e)　　Merge or consolidate with another Person, or engage in any recapitalization, reorganization, conversion, or similar transaction involving the Company (whether or not the Company is the surviving entity);

(f)　　Commit the Company to guarantee any indebtedness or other obligations of any other Person or to pledge the Company's assets for the benefit of any other Person;

(g)   Pay any compensation, fee, or commission to any Manager, the Sponsor Member, or any Affiliate of a Manager or the Sponsor Member except as expressly prohibited in this Agreement;

(h)   To purchase and reimburse expenses for the procurement of liability and other insurance to protect the Company's property and business;

(i)   Redeem any Person's Interest in the Company;

(j)   To open accounts for Company funds at any bank or other financial institution;

(k)   To establish and maintain a reserve for working capital or other Company purposes;

(l)   To execute on behalf of the Company all instruments and documents, including without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of property, assignments, bills of sale, leases, operating agreements and any other instruments or documents necessary, in the opinion of the Manager, to the business of the Company; and

(m)   To take such action as the Manager may reasonably determine is required or in the best interest of the Company to manage Company Property for investment and production of income.

Limitations on Manager's Authority. The Manager shall have no authority to take any of the following actions on behalf of the Company, except with the prior written consent of a Majority in Interest:

(a)   Any act in contravention of the express provisions of this Agreement; and

(b)   Any act which would make it impossible to carry on the ordinary business of the Company.

Standard of Care; Indemnification.

(a)   In performing a Manager's duties, whether under this Agreement or otherwise, a Manager shall act in good faith and in a manner the Manager reasonably believes to be in the best interests of the Company. A Person shall not be liable to the Company or any Member for any action taken or omitted to be taken by such Person as a Manager (i) in good faith and in a manner the Manager reasonably believes to be in the best interests of the Company, (ii) from which such Person derived no unlawful and material personal financial benefit, and (iii) which does not constitute fraud or willful misconduct in the performance of such Person's services as Manager under this Agreement.

(b)   The Company shall indemnify each Person who at any time serves as a Manager for judgments, settlements, penalties, fines, and expenses to the full extent permitted by the Act; provided, however, that a Person shall not be indemnified with respect to any action or omission that is in breach of the standard of conduct set forth in Section 8.4(a) Operating Agreement, as determined by a court of competent jurisdiction.

(c)   No amendment or repeal of Section 8.4 Operating Agreement, nor the adoption hereafter of any provision in the Certificate or in this Agreement inconsistent with Section 8.4 Operating Agreement, shall eliminate or reduce the protection granted in this Section 8.4 of the Operating Agreement with respect to any matter that occurred prior to such amendment, repeal, or adoption.

Delegation; Right to Rely on Reports. The authority of a Manager or the Managers to act on behalf of the Company may be delegated by such Manager or the Managers to Persons other than Managers, to the full extent permitted by Act, provided that any such delegation shall require the prior written consent of a majority in number of the Managers if there is then more than one Manager. In discharging its duties hereunder, a Manager is entitled to rely on information, opinions, reports, or statements, including financial statements or other financial data, prepared or presented by others, to the full extent permitted by Act.

Compensation of Manager. The Company shall pay to the Manager an annual fee for its services as Manager equal one and one-half percent (1.5%) of the Net Capital Contributions (the "**Management Fee**"), payable (i) on the Initial Closing, on a pro rata basis calculated for the actual number of days remaining in such calendar year counting from and including the Initial Closing Date and (ii) thereafter on the first calendar day of each calendar quarter thereafter. If there is more than one Manager, the Management Fee shall be divided equally among the

Managers, or in such other proportions as the Managers may agree. The Management Fee will be paid out of Net Proceeds of the Offering. As used herein, "**Net Proceeds**" shall mean the difference of subtracting Republic's five percent (5%) commission and the payment processing fee of one- and one-half percent (1.5%) from the Target Offering Amount raised. Accordingly, with the Target Offering Amount raised, Net Proceeds to the Company would result in $329,588, and the Management Fee would be taken off of the $329,588.

Rights and Obligations of Members

Admission.

(a)   After the Initial Closing Date, no Person shall acquire any Interest directly from the Company except with the consent of the Manager.

(b)   An assignee of all or a portion of an Interest shall be admitted as a Member only as provided in Article X of the Operating Agreement.

Withdrawal. A Member shall have no right to withdraw as a Member without the approval of the Manager. A Member shall not be entitled to any distribution upon any event of withdrawal occurring as to such Member. From and after any such event of withdrawal, such former Member (i) shall not have any rights, powers, or privileges of a Member other than the right to receive the allocations and distributions to which the former Member would be entitled but for the event of withdrawal and (ii) shall be subject to all the restrictions and obligations of a Member with respect to the Interest of the former Member, including but not limited to any obligations with respect to Capital Contributions as provided in Article VI Operating Agreement.

Limited Liability & Indemnification. To the full extent provided in the Act, Members shall not be liable for the obligations of the Company. The Company shall indemnify each Member for judgments, settlements, penalties, fines and expenses as a result of the Member being liable for the obligations of the Company.

Hold for Investment. Each Member hereby represents and warrants to the Company (i) that the Member is acquiring its Interest as an investment for its own account and not that of others, and not for Transfer to others; (ii) that the Member has been afforded access to all documents, books, and records pertaining to the Company; and (iii) that the Member has been afforded a reasonable opportunity to ask questions of and receive answers from the Company, and all such questions have been answered to the Member's satisfaction. Each Member acknowledges and agrees that the offer and sale of the Interests have not been registered under the Securities Act or any state securities laws, and that such Interests may not be Transferred except either through such registration (which the Company has no obligation to effect) or exemptions therefrom and compliance with the restrictions on Transfer set forth in the Operating Agreement. The target hold period is three years (the "**Target Hold Period**") and the maximum holding period is five years (the "**Maximum Hold Period**"). The Manager has discretion to sell the artwork when it sees fit and any remaining proceeds that are not used as part of the Offering should be returned to Investors, at the end of the Maximum Hold Period.

Dissolution and Liquidation

Dissolution. The Company shall be dissolved only upon the earlier to occur of the following: (i) unanimous written consent to dissolve by the Manager; or (ii) an event described in Section 18-801 of the Act; provided, however, that in the event the Company is administratively dissolved pursuant to Act Section 18-802, the Manager may apply to reinstate the Company, and appeal any denial of such application, as provided in Act Section 18-806.

Accounting. In the case of dissolution of the Company, a proper accounting shall be made of the Capital Account of each Member, and the Profits or Losses and other items of the Company from the close of the preceding Fiscal Year shall be determined and allocated among the Members in accordance with Article VII Operating Agreement. Financial statements presenting such an accounting shall be delivered to all Members, at Company expense, within a reasonable time after the assets of the Company have been distributed to the Members or otherwise applied in accordance with Section 11.3 Operating Agreement.

Liquidation of Company or of Interests.

(a)   <u>Winding Up & Liquidating Distributions</u>. Upon dissolution of the Company, the Manager shall liquidate the assets of the Company. The Members shall continue to share Profits, Losses, and other items during the period of liquidation in the manner provided in Article VII Operating Agreement. The Manager shall have full right and unlimited discretion to determine the time, manner and terms of any sales of Company Property pursuant to such liquidation, having due regard to the activity and conditions of the relevant market and general financial and economic conditions. Following the payment of or making adequate provision for, all debts and liabilities of the Company (including any indebtedness of the Company to the Members or Member Affiliates) and the expenses of liquidation, and subject to the right of the Manager to set up such reserves as the Manager may deem reasonably necessary for any contingent or unforeseen liabilities of the Company, the Manager shall distribute any remaining Company Property to the Members in the following order of priority:

(i) First, to the Members, in proportion to their respective Unreturned Capital Balances, until each Member's Unreturned Capital Balance is reduced to zero (0).

(ii) Second, ninety-three percent (93%) to the Investor Members, in proportion to their respective ownership of Units, and seven percent (7%) to the Sponsor Member.

(b) <u>No Deficit Restoration</u>. Each Member shall look solely to the assets of the Company for the return of the Member's Capital Contributions, the Member's share of any profits, and any other distributions or payments, and shall have no recourse therefor (upon dissolution or otherwise) against any of the Members. Without limiting any of their respective obligations expressly set forth in this Agreement, no Member shall have any obligation to contribute any deficit balance in its Capital Account existing at any time.

Capital Contributions

Initial Capital Contributions. By execution of this Agreement, each Member agrees to make Capital Contributions to the Company in an aggregate amount equal to $1.00 per Unit issued to such Member (the "**Initial Capital Contributions**"). The Initial Capital Contributions shall be due and payable to the Company, directly, or indirectly through the Company's crowdfunding offering pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, on or before the Initial Closing Date, except as otherwise approved by the Manager in its sole discretion. The Manager has discretion to admit other Members after the Initial Closing Date upon such terms and conditions as the Manager deems appropriate in its sole discretion. A Member's failure to pay such Member's Initial Capital Contribution prior to the Initial Closing Date or otherwise shall result in the automatic forfeiture of any Units that otherwise would be issued or issuable to the Member; provided, however, that the Manager may, in the Manager's discretion, accept an Initial Capital Contribution from a Member after the Initial Closing Date.

Additional Capital Contributions. No Member shall be required or entitled to make any Capital Contributions to the Company beyond the Initial Capital Contributions described in Section 6.1 of the Operating Agreement, nor shall any Member be required or entitled to loan any funds to the Company.

Allocations and Distributions

Profits and Losses. Subject to the Allocation Addendum and after first giving effect to any allocations pursuant to the Allocation Addendum, the items of income, expense, gain and loss comprising Profit or Loss of the Company shall be allocated to the Members in a manner such that the Capital Account balance of each Member, immediately after giving effect to such allocation (and taking into account all Capital Contributions made by such Member and all distributions made to such Member through the date of such determination), is, as nearly as possible, equal to the aggregate amount that would be distributed to such Member under this Agreement pursuant to Section 7.2 of the Operating Agreement (or Section 11.3 with respect to a Dissolution Event) if:

(a) the Company were dissolved;

(b) its affairs were wound up and each Company asset were sold for cash equal to its Gross Asset Value (as defined in the Addendum);

(c) all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability (as defined in the Addendum) to the Gross Asset Value of the assets securing such liability); and

(d) the net assets of the Company were distributed in accordance with Section 11.3 to the Members immediately after giving effect to such allocation, minus such Member's share of Partnership Minimum Gain and Partnership Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

The Manager may, in its reasonable discretion, make such other assumptions (whether or not consistent with the above assumptions) or adjustments as they deem necessary or appropriate in order to effectuate the intended economic arrangement of the Members.

Company Cash Flow. Company Cash Flow for each Fiscal Year, to the extent available, may be distributed to the Members, at such times and in such amounts as are determined by the Manager, in the following order of priority:

(a)   First, to each Investor Member, until such Investor Member has received aggregate amounts equal to the sum of such Investor Member's Capital Contribution.

(b)   Second, ninety-three percent (93%) to the Investor Members, in proportion to their respective ownership of Units, and seven percent (7%) to the Sponsor Member.

Company Sales Proceeds. Company Sales Proceeds, to the extent available, may be distributed to the Members to the Members, at such times and in such amounts as are determined by the Manager, in the following order of priority:

(a)   First, to the Investor Members, in proportion to their respective Unreturned Capital Balances, until each Investor Member's Unreturned Capital Balance is reduced to zero (0).

(b)   Second, ninety-three percent (93%) to the Investor Members, in proportion to their respective ownership of Units, and seven percent (7%) to the Sponsor Member.

Tax Distributions. For any Fiscal Year in which the Company has sufficient Company Cash Flow to make the distribution described in this Section 7.4 of the Operating Agreement, the Company shall distribute to each Member an amount that is approximately equal to the income taxes estimated to be imposed on the Members with respect to income allocated to the Members hereunder, as determined by the Manager in good faith after making any simplifying assumptions as the Manager may determine. To the extent Company Cash Flow is available to make the distributions described in Section 7.4 of the Operating Agreement, such distributions shall be made on or before March 31 of each calendar year with respect to taxes assessed on income allocated for the Company's operations in the preceding Fiscal Year. Any distributions made to a Member pursuant to Section 7.4 of the Operating Agreement shall reduce the amount that would otherwise be distributable to such Member pursuant to Sections 7.2 and 7.3 of the Operating Agreement, on a dollar-for-dollar basis.

Transfers of Interests

Restriction on Transfer. No Member may Transfer all or any portion of such Member's Interest in the Company except with the consent of the Manager, which consent shall not be unreasonably withheld. A Transfer permitted by Section 10.1 of the Operating Agreement shall not be effective unless and until the Transferee executes and delivers to the Company an instrument in a form acceptable to the Manager acknowledging the Transferees acceptance and agreement to be bound by the terms of this Agreement, as amended. Any such Transferee shall take the Interest subject to this Agreement. The Transferee pursuant to a Transfer that is effective under Section 10.1 of the Operating Agreement shall be deemed admitted as a Member only with the consent of the Manager, which consent shall not be unreasonably withheld.

Injunctive Relief. A Transfer of all or any part of an Interest in breach of this Agreement shall be of no force and effect and the Company shall not recognize the Transfer for purposes of making allocations, making distributions, or any other purpose. The Members agree that a Transfer in breach of this Agreement shall result in irreparable harm to the Company and the other Members, for which there is no adequate remedy at law, and that accordingly the Company and other Members shall be entitled to injunctive and other equitable relief for such breach in addition to damages or other relief available at law.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Capital Interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Capital Interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a cash fee of five percent (5%) of the amount raised in the Offering to the Intermediary.

Other Compensation

None

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We intend to limit the business of the Company to acquiring, holding and selling the Damien Hirst painting "Psalm 116: Dilexi, quoniam" (the "Painting"). We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, which includes primarily the acquisition of the Painting, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

The Painting may be sold at a loss or at a price that results in a distribution that is below the purchase price of the Capital Interests, or no distribution at all.

Any sale of the Painting could be affected at an inopportune time, at a loss and or at a price that would result in a distribution of cash that is less than the price paid by investors to purchase our Capital Interests. We intend to hold the Painting for an extended period of time and may choose to sell the Painting opportunistically if market conditions are favorable, which we believe is necessary to achieve optimal returns. Although the value of the Painting may decline in the future, we have no current intention nor economic incentive to sell the Painting at a loss. In the future, we may elect to do so if we determine that such a transaction would be necessary to satisfy our fiduciary obligations to our shareholders. Lastly, circumstances may arise that may compel us to sell the Painting at an inopportune time and potentially at a loss, such as if we face litigation, regulatory challenges or if the Company ceases to exist. Investors should be prepared to hold their Capital Interests for an indefinite period of time, as there can be no assurance that the Capital Interests can ever be resold or that the Painting can ever be sold or that any sale would occur at a price that would result in an accretive distribution.

The timing and potential price of a sale of the Painting are impossible to predict, so investors need to be prepared to own the Capital Interests for an uncertain or even indefinite period of time.

We intend to hold the Painting for an indefinite period, although the Painting will be perpetually available for sale following the Offering and we will evaluate any reasonable third party offers to acquire the Painting. In addition, the occurrence of certain events may compel us to sell the Painting. Accordingly, a risk of investing in the Capital Interests is the unpredictability of the timing of a sale of the Painting and the unpredictability of funds being available for cash distribution and investors should be prepared for both the possibility they will not receive a cash distribution for many years, if ever, and the contrary possibility that they may receive a cash distribution at any time following the completion of the Offering. An investment in the Capital Interests is unsuitable for investors that are not prepared to hold their Capital Interests for an indefinite period of time, as there can be no assurance that the Capital Interests can ever be resold or that the Painting can be sold within any specific timeframe, or at all.

In the event we are able to sell the Painting, your potential investment returns will be lower than the actual appreciation in value of the Painting due to applicable commissions, fees and expenses.

In the event the Painting is sold, your distribution of cash proceeds will be reduced by commissions, fees and expenses incurred as a result of administering, marketing and selling the Painting. Transaction costs incurred as part of the sale of the Painting will differ depending on whether we choose or are able to sell the Painting privately or through a public auction. In a public auction, the principal transaction costs are a seller's commission and buyer's premium (a form of selling commission, based on a graduated scale set by each auction house), both of which reduce the net proceeds received by a seller from what a buyer ultimately pays. The final reported sales price includes the hammer price (i.e., the price at which the auctioneer declared the winning bid), and the buyer's premium. The buyer may also separately incur additional sales or VAT taxes, fees or royalties. A seller typically receives the hammer price less the seller's commission, if any. The economic terms negotiated between the seller and the auction house can vary widely depending on a number of factors, including the value and importance of the specific work, whether the work is sold as an individual piece or part of a larger collection, anticipated demand levels, and other factors. In addition, the proceeds receivable by a seller are less favorable if the work is subject to a pre-auction guaranty. If we sell the Painting in private transactions, there may be sales commissions payable to third parties who arrange for the sale transaction or, if no seller's agent is engaged in connection with such sale, the Company may charge a sales commission in connection with such sale. While we believe we may be able to substantially reduce the transaction costs of selling the Painting, they will not be entirely eliminated.

In addition, Straat100, LLC will be entitled to a seven percent (7%) participation in respect of certain proceeds. Accordingly, your investment returns upon a sale of the Painting, if such a sale can occur and if such sale can generate sufficient funds for a distribution after accounting for applicable fees and expenses, may be significantly lower than the actual rate of appreciation of the Painting.

We may not implement new lines of business or offer new products and services.

Our primary business is to acquire the Painting. Other than acquiring such Painting, we may not implement other lines of business or purchase additional artwork. If we do, there are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company's success depends on the experience and skill of the board of managers and its executive officers.

We are dependent on our board of managers and executive officers. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of managers and executive officers could harm the Company's business, financial condition, cash flow and results of operations.

In addition, insurance coverage is increasingly expensive, including with respect to liability insurance (D&O insurance). We may not be able to maintain D&O insurance at a reasonable cost or in an amount adequate to satisfy any liability that may arise. An inability to maintain D&O insurance may make it difficult for us to retain and attract talented officers to serve our company, which could adversely affect our business.

Although dependent on certain board managers and executive officers, the Company does not have any life insurance policies on any such people.

We are dependent on certain board managers and executive officers in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee the board managers and executive officers will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring insurance will not ameliorate all of the risk of relying on board managers and executive officers.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, and we expect costs to comply with such regulations to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We are not currently registered to conduct business in the State of New York.

The Company is formed in and licensed to do business in the State of Delaware. The Company does have its own physical office in New York. The Company has not filed all appropriate documentation, obtained necessary authorizations, paid all fees and any taxes owed or obtained all licensing or approvals necessary to conduct business in New York. The Company intends to engage in all such actions as promptly as possible.

Risks Associated with an Investment in the Painting

There is no assurance of appreciation of the Painting or sufficient cash distributions resulting from the ultimate sale of the Painting.

There is no assurance that the Painting will appreciate, maintain its present value, or be sold at a profit. The marketability and value of the Painting will depend upon many factors beyond our control. There can be no assurance that there will be a ready market for the Painting, since investment in artwork is generally illiquid, nor is there any assurance that sufficient cash will be generated from the sale of the Painting to compensate investors for their investment. Even if the Painting does appreciate in value, the rate of appreciation may be insufficient to cover our administrative costs and expenses.

The value of the Painting is subjective.

The value of the Painting is inherently subjective given its character. The acquisition of the Painting by a segregated portfolio of Straat100, LLC that is wholly-owned by the Company is planned to occur on or before the initial closing of this Offering. The future realizable value of a fine artwork may differ widely from its estimated or appraised value for a variety of reasons, many of which are unpredictable and impossible to discern. In addition, the net realizable value to a seller at auction is often significantly lower than the published sale price because the net proceeds are typically reduced by all or a portion of the buyer's premium and there may also be a sales commission.

For non-cash generating assets, such as fine art, valuation is heavily reliant on an analysis of sales history of similar artwork. Experts often differ on which historical sales are comparable and the degree of comparability. The attempt to discern value from historical sales data is extremely challenging for a variety of reasons, including, without limitation:

- *Qualitative Factors*. Differences in perceived quality or condition between the subject work and the so-called "comparable" sale. Perceived differences in the physical quality and condition of the respective works require subjective judgements as to the valuation impact attributable to such differences.
- *Lack of Reliable Data*. Data from non-auction sales, comprising a majority of all sales, is largely unavailable and historical sales data may be inaccurate. Also, data may be stale or unavailable to the public because comparable works may remain off market for extended periods of time, often for generations. Even for public auctions, sale prices may be incorrectly reported due to credits for guarantees entered into with buyers (though under current rules in certain jurisdictions, these are required to be deducted from the reported sale price), or other credits provided to potential buyers.
- *Idiosyncratic Factors*. Idiosyncratic motivations of a buyer or seller may significantly affect the sale price. These motivations may relate to an emotional attachment to the work, ego, financial, estate or tax planning objectives, the desire to enhance or complete a specific collection objective, perceptions of supply and scarcity and other factors.
- *Timing Differences*. Historical transactions must be viewed in light of market conditions at the time compared to current conditions. Overall market conditions are difficult to track in recent periods and extremely difficult to discern for historical periods. Harder still, is the ability to track the relative popularity of specific works, artists and genres over historical periods.
- *Market Depth*. Sale prices only reflect the price a single buyer was willing to pay for a work, so it is very difficult to determine the depth of demand, as defined by the number of potential buyers that are ready, willing and able to purchase an artwork at or below a given price level.
- *Entanglements*. It is not uncommon in the art market for buyer, sellers and intermediaries to enter into private contractual arrangements that may affect the selling price in a specific transaction. It is often impossible to know of the existence or terms of any such contractual arrangements.

Accordingly, due to the inherent subjectivity involved in estimating the realizable value of the Painting, any appraisal or estimate of realizable value may prove, with the benefit of hindsight, to be different than the amount ultimately realized upon sale and such differences can be, and often are, material.

Since the valuation of high-end artwork relies in large part on an analysis of historical auction sales, it is more difficult to accurately determine fair value of artwork by artists that have fewer auction sales.

Certain artists such as Andy Warhol and Pablo Picasso have a relatively large global collector base and a well-established track record of auction sales over a lengthy period. These artists were also extremely prolific during their careers, so their artwork is frequently bought and sold at auction. This relatively large volume of data makes estimates of historical pricing trends and fair value ranges for artwork produced by these artists more reliable. By contrast, valuation of works by other artists who have a smaller collector base and or a shorter track record of auction sales is comparatively more difficult and such assessments are generally prone to wider margins of error. When assessing the historical auction performance of artwork by a particular artist, investors are urged to consider the volume of public auction data available. As a general matter, historical pricing trends and fair value estimates are more likely to be more accurate for artists with higher volumes of prior auction sales than pricing trends and estimates for artists that have fewer historical auction sales. Accordingly, there is a higher risk that we may overpay for, or misprice, artwork by artists with fewer auction sales than those with higher volumes of prior auction sales.

An investment in the Painting is subject to various risks, any of which could materially impair the value of the Painting and the market value of our Capital Interests.

Investing in Painting is subject to the following risks:

- *Authenticity*. Claims with respect to the authenticity of a work may result from incorrect attribution, uncertain attribution, lack of certification proving the authenticity of the artwork, forgery of a work of art, or falsification of the artist's signature. We generally obtain representations of authenticity from sellers, but these representations may not effectively eliminate the risk.

- *Provenance*. Claims related to provenance, or history of ownership, are relatively common and allege that an artwork has an uncertain or false origin. Buyers may also negatively perceive some elements of the prior ownership history, or whether the work is considered to have sold too often in the past. With respect to the Painting, buyers may negatively perceive our ownership in the Painting when considering a purchase.
- *Condition*. The physical condition of an artwork over time is dependent on technical aspects of artistic workmanship, including the materials used, the manner and skill of application, handling and storage and other factors.
- *Physical Risks*. Painting is subject to potential damage, destruction, devastation, vandalism or loss as a result of natural disasters (flood, fire, hurricane), crime, theft, illegal exportation abroad, etc.
- *Legal Risks*. Painting ownership is prone to a variety of legal challenges, including challenges to title, nationalization, purchase of work of art from unauthorized person, risk of cheating, money laundering, violation of legal regulations and restitution issues. Purchasing from major auction houses and reputable galleries can reduce, but not eliminate these risks.
- *Market Risks*. The art market is prone to change due to a variety of factors, including changes in transaction costs, substantial changes in fees, tax law changes, export licenses etc., changes in legal regulations, changes in attitudes toward art as an investment, changes in tastes, trends (fashion) and changes in supply, such as the liquidation of a major collection. These risks can be specific to certain geographies.
- *Economic Risks*. Art values and demand are affected by economic confidence among ultra-high-net-worth individuals.
- *Fraud Risk*. The art market is unregulated and prone to abusive practices, including price manipulation, disguised agencies and lack of transparency.

Although Straat100, LLC has agreed to acquire the Painting, the purchase or closing of which has not yet occurred, and will conduct due diligence in connection with its purchase of the Painting, no amount of due diligence can completely insulate a buyer against these risks and if any of these risks materialize, the value of the Painting may decline, and the value of the Capital Interests would be adversely affected.

We may not be able to find a buyer for the Painting at a reasonable price.

Art is a highly illiquid asset and a significant percentage of objects go unsold when sent to auction. Even in the event that we attempt to sell the Painting, we cannot guarantee that there will be a buyer at any reasonable price. Additionally, if the Painting does go to an auction sale and is not sold, such failure could damage the reputation of the Painting in the marketplace and make it even more difficult to sell in the future.

Temporary popularity of some paintings or categories of art may result in short-term value increases that prove unsustainable as collector tastes shift.

Temporary consumer popularity or "fads" among collectors may lead to short-term or temporary price increases, followed by decreases in value. The demand for specific categories of art and artists is influenced by changing trends in the art market as to which collecting categories and artists are most sought after and by the collecting preferences of individual collectors. These conditions and trends are difficult to predict and may adversely impact our ability to sell the Painting for a profit. These risks of changes in popularity may be greater for a living or emerging artist, as compared to other categories which may have a proven valuation track record over a longer period of time. These trends could result in reduced profitability or a loss upon the sale of the Painting.

Industry sales cycles can be unpredictable.

Purchase behavior by collectors is generally unpredictable due primarily to the discretionary nature, relative scarcity and high values of art purchases. An art buyer may typically purchase art when excess liquidity is abundant. When economic conditions preclude art collectors from purchasing the Painting, such a downturn in sales will affect our ability to sell the Painting. Additionally, many art buyers have significant access to credit to facilitate the purchase of artwork and any changes which would cause art collectors to not access credit could have a serious impact on a collector's ability to purchase the Painting.

Purchasing the Painting in a privately negotiated transaction may involve greater risk than purchasing artwork at a public auction.

There are differences between purchasing artwork in a private transaction and purchasing at a public auction. Auctions are generally conducted by large companies that often perform higher levels of research and due diligence than private galleries or agents. Auction houses typically have greater financial and other resources as compared to private galleries or agents. Accordingly, if an authenticity claim were to arise, an auction house would likely have greater financial resources (and or higher levels of insurance coverage) to be able to address such claims than private galleries or agents. In addition, sales practices by auction houses are regulated by laws in the countries in which they operate. These laws vary by jurisdiction, but generally prevent unfair and improper practices and require certain mandatory disclosures. By contrast, private galleries and agents are largely unregulated and operate under general legal principles of agency which do not necessarily require the level of fairness, transparency and disclosure that apply to public auctions. Accordingly, there may be higher risks attendant to purchasing artwork in privately negotiated transactions.

We could be exposed to losses in the event of title or authenticity claims.

The buying and selling of artwork can involve potential claims regarding title, provenance and or authenticity of the artwork. Authenticity risk related to works of art may result from incorrect attribution, uncertain attribution, lack of certificate proving the authenticity of the artwork, purchase of a non-authentic artwork, or forgery. In the event of a title or authenticity claim against us by a buyer of the Painting from us, we would seek recourse against the seller of the Painting pursuant to authenticity and title representations obtained at the time of purchase, but a claim could nevertheless expose us to losses.

Ownership of the artist's work may be concentrated, and any large-scale divestiture of a collection could negatively affect prices.

If any major collector were to liquidate a large number of paintings by the artist, the supply and demand dynamic could shift dramatically. A significant increase in the number of paintings by the artist available for sale could reduce prices.

The Painting could be subject to damage, theft or deterioration in condition, which could have a material adverse effect on the value of the Painting.

We plan to store the Painting in a protected environment with security measures, but no amount of security can fully protect a painting from damage or theft. The damage or theft of valuable property, despite these security measures could have a material adverse impact on the value of the Painting and, consequently, the value of our Capital Interests. The Company maintains insurance, but there is no guaranty that such coverage would be adequate to mitigate all of such losses.

Changes in opinions by experts in the artwork regarding authenticity could damage or eliminate the value of the Painting.

Authenticity is often completed by art world experts, and opinions often matter more than scientific data. If a well-respected art expert were to opine negatively on the authenticity of the Painting, it could reduce or eliminate the value of the Painting.

Insurance coverage for the Painting does not cover title claims and may not cover all possible contingencies, exposing us to losses resulting from the damage or loss of the Painting.

We plan to maintain insurance coverage for the Painting against damage or loss of the Painting. Our insurance coverage does not cover title claims and may expressly exclude damage caused by war, losses caused by chemical or biological contamination and certain other potential loss scenarios. Accordingly, in the event of a successful claim that we do not have valid title and ownership to the Painting we would rely solely on the representations obtained from the seller to compensate us for such losses, which may prove to be inadequate. In addition, uncovered damage or destruction of the Painting that is not fully covered by insurance could have a material adverse impact on the value of our Capital Interests.

Risks Related to the Offering

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C/A, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit C. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event, and the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon this Offering. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities being offering will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Securities units will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The price of the Securities has been and are likely to continue to be volatile. In addition to the risk factors described in this section and elsewhere in this Form C/A, factors that may cause the price of the Securities to fluctuate include, but are not limited to:

- announcements by us or our competitors of significant contracts, productions, acquisitions or capital commitments;
- changes in our financial estimates and projects;
- variations in quarterly operating results;
- the overall performance of the equity markets;
- general economic conditions;
- terrorist acts;
- litigation involving our company or investigations or audits by regulators into the operations of our company or our competitors;
- future sales of our securities; and
- investor perception of us and the industries in which we operate.

Each Investor must purchaser the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase its Beneficial Interest and the economic interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Omnibus Membership Units Instrument (and the Investor's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors and the Securities will be subject to transfer restrictions.

During the period commencing on the date of the final prospectus relating to the Company's closing of the Company's first firm commitment underwritten initial public offering of common stock pursuant to an effective registration statement filed under the Securities Act, and ending on the date specified by the Company and the managing underwriter (the "**Lock-up Period**"), which such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions, no Investor may, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock (whether such shares or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of common stock or other securities, in cash, or otherwise.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.


BUSINESS


Description of the Business

Straat100, LLC is advised by Strada, LLC doing business as Artory/Winston. Artory/Winston is a joint venture between Artory Inc. and Winston Art Group, Inc. Together, Artory/Winston creates investment opportunities by sourcing the artworks with the greatest potential to grow in value and generate returns.

We combine Artory's industry-leading technology with Winston Art Group's deep market expertise with the aim of selecting artworks at the right valuation with verified provenance. Artory/Winston then creates companies that feature digital certification on the blockchain and the flexibility and liquidity of fractionalized ownership.

Winston Art Group brings the highest level of expertise to each art investment offering through longstanding relationships with some of the most prestigious galleries, art institutions, auction houses, and art collectors around the world. Our far-reaching network and unparalleled standards of due diligence position the company ideally to assess ever-evolving trends in art valuation, acquisition, and trading in the art market. With 11 offices across the globe, Winston Art Group's worldwide coverage supports their deep clientele, which includes 30% of Artnews' largest collectors as well as some of the most prestigious galleries and private dealers, allowing Artory/Winston to bring access to the art market and source rare and in-demand works at the most advantageous prices.

Since its founding in 2010, Winston Art Group has appraised over 150,000 items in every collecting category, for a value in excess of $40 billion. Winston Art Group leads the sourcing and diligence on the artwork.

Artory has created technology that captures the artwork due diligence reported by Winston Art Group on the Algorand blockchain to efficiently provide investors with immutable records of provenance and expert due diligence for the artwork. This information can be relied upon in artwork investment transactions for decades to come.

Business Plan

Artory/Winston's joint venture has created the Delaware limited liability company, Straat100, LLC, to issue equity shares. Straat100, LLC will purchase *Psalm 116: Dilexi, quoniam* (2008) by Damien Hirst.

Once funds are raised, the artwork is purchased using proceeds from the offering on Republic. Straat100, LLC will only operate in matters related to the ownership, care, and eventual sale of the artwork. Expenses for the offering are also strictly related to the ownership, care, and eventual sale of the artwork and include storage, insurance, and annual third-party appraisals, as well as audits, legal, management fees and platform fee, and tax filings.

The Company's Products and/or Services

Product / Service	Description	Current Market
Damien Hirst painting *Psalm 116: Dilexi, quoniam*	*Psalm 116: Dilexi, quoniam* Butterflies and household gloss on canvas Diameter: 18 1/8 inches (46 cm) *Psalm 116: Dilexi, quoniam* (Latin for "I loved, because") is an example of Hirst's signature use of butterflies in his art. The artist incorporated 400 butterfly wings onto a glossy painted surface.	Hirst's butterfly paintings are among his most celebrated works, and some versions sell for upwards of $2M at auction; works in the Psalm series have sold for $300K+*. Hirst's Psalm series is a rare and coveted body of work. Of the 150 individual Psalm paintings only 27 have ever gone to auction. The remaining 123 Psalm paintings are in Hirst's studio or private collections around the world. *past performance does not guarantee future results.

The Artist

Blue-chip artist Damien Hirst (British, b. 1965), has become one of the most successful artists since stepping onto the British art scene in the 1980s. Hirst came to fame with a group of artists dubbed the Young British Artists. At Goldsmiths College, Hirst participated in the seminal Freeze group exhibition where he caught the attention of powerhouse art collector, Charles Saatchi. Through the early 1990s, Saatchi's patronage allowed Hirst to explore his practice. Hirst debuted his infamous shark piece "The Physical Impossibility of Death in the Mind of Something Living" (1991) and was then awarded the Turner Prize in 1995. Hirst gained fame and notoriety for his series about death where he submerged animals in formaldehyde and then again for his spot paintings, dating back from 1986 which look at abstraction reduced to its most basic form of color and location. Inspired by a Victorian tea tray, Hirst began to produce his iconic "Kaleidoscope" paintings in 2001, although he has worked with butterflies as early as 1989. Damien Hirst has dominated the art market and redefined the artist's relationship between value and art.

The Work

Hirst's signature "Kaleidoscope" paintings epitomize the artist's fascination with natural history and the relationships between love, desire, belief, and eventual death. As the name suggests, the works are made up of thousands of butterfly wings placed on household gloss in geometric patterns, reminiscent of traditional stained-glass windows. Butterflies are symbolically significant to this series; dating back thousands of years, they have been used by the Greeks to depict the Psyche and soul and are often found in Christian imagery to represent resurrection. Within the "Kaleidoscope" series, Hirst created a special collection known as "Psalm" paintings. The 2008 series of 150 total works are each titled after an Old Testament Psalm. The perfect symmetry in the "Psalm" series alludes to Gothic stained-glass windows and the circular patterns in Buddhist mandalas. Religion is a consistent theme in Hirst's works, questioning the belief systems in relation to morality. The "Psalm" series exemplifies the artist's ability to examine death through the beauty of the butterfly, and ultimately remind us of the fragility of life.

History of Prior Sales

Damien Hirst is a household name in the art market, with works fetching over seven figures at auction for the past two decades. A regular at auctions around the world, Hirst was listed as one of the top ten most bankable contemporary artists for 2021, according to the Artnet Intelligence Report, Fall 2021 Edition. In 2007 his work Lullaby Spring sold for $17.1 million, the second most expensive work by a living artist. In 2008, Hirst completely changed the norm when he bypassed galleries altogether and sold a series of new works at Sotheby's that totaled $200 million. His spot paintings have sold for up to $1.45 million. Hirst's butterfly paintings are among Hirst's most celebrated and recognizable works with some versions selling for upwards of $3M at auction while works in the Psalm series selling for over $300k at auction. Hirst's Psalm series is a rare and coveted body of work, as compared to other series, the edition size is small and has had minimal auction exposure. Of the 150 works in the Psalm series, only 14 have been in a secondary sale at auction. Since the series debut in 2008, the remaining 136 editions have been placed in private collections and as the inventory in the Hirst studio and dealers' hands have become smaller, the works have become more difficult to source. Hirst's market – both primary and secondary – continues to rise and as popular editions, such as the Psalm paintings, become more difficult to source, the prices will continue to rise.

Competition

The markets in which our services are sold are competitive. The Company faces competition from other companies and individuals with greater funding or a longer track record in fractional art investment offerings. These competitors include other alternative investing platforms. Many of these companies may have access to other substantial financial, technical, and human resources, which could give them advantages in developing and marketing their fractional art investment offerings. These competitors can take away market share from the offering, which in turn could impact revenues for the Company.

Strada, LLC, doing business as Artory/Winston, is one of the only companies leveraging blockchain to secure expert diligence and deliver reliable information to investors. Each artwork is selected by Winston Art Group, the leading appraisal and advisory firm. Its experts have appraised over 150,000 items in every collecting category, with over $10 billion in appraisal value annually. Unique to Artory/Winston offerings, an investment in this artwork comes with a blockchain-secured report of the artwork's diligence and a digital certificate created by Artory. Artory is the only platform in the world that provides credible, reliable, and trusted digital registration of fine art on the blockchain.

Customer Base

The customer base is people who are interested in Damien Hirst's artworks or contemporary art.

Intellectual Property

The Company has no right, title or interest in or to any registered intellectual property, such as patents, copyrights or trademarks.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not a party to any legal proceeding, nor has it received any written threat with respect thereto.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	5.00%	$17,625.00	5.00%	$18,750.00
Purchase and Care of the artwork	65.02%	$229,195.50	65.57%	$245,887.50
Taxes, audits, processing fees, insurance	22.97%	$80,969.25	22.42%	$84,075.00
Management fees	7.01%	$24,710.25	7.01%	$26,287.50
Total	**100%**	**$352,500**	**100%**	**$375,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

Purchase and Care: The Company expects to use approximately 65.02% of the proceeds from the Target Offering Amount and 65.57% of the proceeds from the Maximum Offering Amount to purchase and care for the artwork.

Taxes & Fees: The Company expects to use approximately 22.97% of the proceeds from the Target Offering Amount and 22.42% of the proceeds from the Maximum Offering Amount to pay for taxes, audits, processing fees, and insurance.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Elizabeth von Habsburg	Managing Director Director of Straat100, LLC	Managing Director & Board Member (2010-present); Overseeing the ongoing advisory and appraisals business at Winston and managing key projects with clients and partners	Stanford University, BA (1979) Columbia University, MA (1981)
Sarah Emond	Executive Director of Operations Officer in Straat100, LLC	Executive Director of Operations & Board Member (2010-present); Oversees all company operations, manages all accounting, human resources, and office management initiatives, maintains business development relationships	St. Lawrence University, K-12 Art Education Certification (1993) State University of New York, BA (1993) New York University, MA (1997)
Nanne Dekking	Founder and CEO, Artory Director of Straat100, LLC	Founder and CEO at Artory Inc. and Artory GmbH (2017-Present); Overseeing the ongoing business and strategic direction of Artory Forming and managing key partnerships	University of Amsterdam, Doctorate, Art History and Archaeology (1987)
Lindsay Moroney	Chief Operating Officer, Artory Inc. Managing Director at Artory GmbH	Chief Operating Officer at Artory Inc. (2017-Present) and Managing Director at Artory GmbH. (2020-Present)	The College of William and Mary, BA with Honors in Art History (2004)

	Officer in Straat100, LLC	Leads company operations, raises private funding, and ensures services delivered.	Hunter College, MA in Art History with a focus on Contemporary Art (2013)
Timothy Kompanchenko	Chief Technology Officer, Artory Key Person in Straat100, LLC	Chief Technology Officer at Artory Inc. and Artory GmbH. (2019-Present); Led the company's technology development and strategy	University of Essex, Master of Fine Arts with Distinction (2012) Liberty University, Bachelor of Science in Mathematics and Computer Science National Technical (2000) University of Ukraine, Microelectronics and Semiconductor Technologies (1997)

Biographical Information

Elizabeth von Habsburg is Managing Director of Winston Art Group. Prior to Winston Art Group, Elizabeth was President of the US operations of Gurr Johns appraisal and advisory firm for 18 years from 1992-2010, and before that, she was Vice President of Habsburg Auctioneers. She started her career at Christie's as Assistant Vice President in charge of the Appraisal department from 1981 to 1988. She attended Stanford University for undergraduate studies and later attended Columbia University for her Master of Arts.

Elizabeth was a Board Member of the Appraisers Association of America from 2003-2015, and was a 2008-2015 Trustee and 2014 Chair of The Appraisal Foundation in Washington, DC. Elizabeth is a Fellow of the Morgan Library and of the Royal Institute of Chartered Surveyors, and a member of ArtTable, Inc. She is a member of the Women Presidents Organization Platinum Chapter 8 and the New York Chapter 3. Elizabeth is a Director of the Albert Kunstadter Family Foundation, and was on the Board of Trustees of Christie's Education through 2020. She has qualified as expert witness in Fine Art and Decorative Art in the New York, Palm Beach, FL, Philadelphia, PA and Texas courts, has taught at the Christie's Education graduate degree program, Sotheby's Institute graduate degree program, and Columbia Law School, and lectures worldwide on all aspects of art.

Elizabeth is Certified by the Appraiser's Association of America in Modern and Impressionist art and European Furniture and Works of Art, and is compliant with the Uniform Standards of Professional Appraisal Practice (USPAP). She revised four Antiques Hunters Guides (2000-2001), contributed to "Fine Art and High Finance" (2009), and to the Appraisal Handbook (2012) in addition to numerous articles. In 2015, she was named one of the Fifty Most Influential Women in Private Wealth, by Private Asset Management.

Sarah Emond obtained a degree in Art Education, Art History and Studio Art from New York State University in 1993, and later obtained a Masters of Art and Sculpture in 1997. She worked as Senior Vice President of Operations at Gurr Johns appraisal and advisory firm from 2006 to 2010 when she later became a founding member and Executive Director of Operations at Winston Art Group. She is a member of the Society for Human Resource Management, a licensed New York State notary, as well as a member of the Wealth Dimensions Group.

Nanne Dekking is the founder and CEO of Artory Inc., New York and Artory GmbH, Berlin with 25+ years of global expertise and influence in the art market. Artory is a world leader in physical artwork tokenization and the blockchain-secured registration of verified provenance information about artworks and collectibles. In his former position at Sotheby's New York, Nanne was Vice Chairman and the Worldwide Head of Private Sales. His close relationships with collectors and museums in North America, Asia, and Europe were integral to the continued growth of private sales at Sotheby's. Prior to joining Sotheby's, Nanne was Vice President of Wildenstein & Co. Nanne advised individuals, museums, and foundations on the formation and development of their collections. From 1996-2001, Nanne was the founder and principal of Nanne Dekking Fine Arts, an art consultancy firm and gallery in New York. He was the Chairman of the Board of Trustees of The European Fine Art Fair (TEFAF) through June 2020 and is a current advisory board member of the Responsible Art Market Initiative.

Nanne regularly gives his thoughts on the art market, blockchain, and tokenization for publications such as *Bloomberg* and *The Financial Times.*

Nanne received a Doctorate in Art History and Architecture from the University of Amsterdam in 1987.

Lindsay Moroney is the COO of Artory with over 15 years of experience running operations in the art and tech spaces. Prior to joining Artory, Lindsay was Vice President of Strategy and Operations at The Muse, securing funding and scaling the business through Series A and B funding rounds. In the art world, Lindsay ran Operations at Artnet for 10 years, with teams in New York, Berlin, and London. Over her career, together with the founders of each company, she has raised over $40 million from venture, private equity, and family offices, and has closed several M&A deals.

Lindsay received her BA with Honors in Art History from The College of William and Mary in 2004. In 2013, Lindsay received her MA in Art History from Hunter College.

Timothy Kompanchenko is the CTO of Artory and leads Artory/Winston's technology business. With extensive experience in art and technology, Timothy is a leading expert on integrating blockchain technologies and NFTs in the art world. Before joining Artory, Timothy was the CTO at Christie's, the world's largest auction house, in charge of its Emerging Technology Group. Before his position at Christie's, Timothy was also the CTO at Collectrium, the first cloud-native inventory management software with market data-based insights, which was acquired by Christie's in 2015.

Timothy received a degree in Microelectronics and Semiconducter Technology from the National Technical University of Ukraine in 1997. In 2000, Timothy received his BA in Mathematics and Computer Science from Liberty University. He also received his MFA from the University of Essex in 2012.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.


CAPITALIZATION, DEBT AND OWNERSHIP


Capitalization

The Company is authorized to issue membership units ("**Units**").

Outstanding Membership Units

As of the date of this Form C/A, the Company's has no outstanding Units.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has no additional securities outstanding, except that Strada, LLC has a right to participate in seven percent (7%) of certain cash flow and sales proceeds of the Company.

Outstanding Debt

As of the date of this Form C/A, the Company has no debt outstanding.

Ownership

The Company has no beneficial owners. Thus, no individual owns twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, except that, under the Company's Operating Agreement, the Manager has exclusive authority to operate the business of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A; provided, however, that although the Independent Auditor's Report, dated August 24, 2022 (the "Report"), which is attached hereto as Exhibit A, states that (a) "The Company is a wholly owned subsidiary of Strada, LLC, which is owned by Winston Art Group, Inc. and Artory Inc.," *see* **Report at Note 4*,* and (b) "Upon the subsequent sale of the artwork, a 5% profit interests fee will be applied on the sale proceeds to the Company,"** *see* **Report at Note 5*,* the Company is not a wholly-owned subsidiary of Strada, LLC and the Manager is entitled to a seven percent (7%) profits interest fees on the sale proceeds to the Company, each of which is set forth in more detail in this Form C/A.**

Cash and Cash Equivalents

As of December 31, 2022 the Company had an aggregate of $0.00 in cash and cash equivalents, leaving the Company with approximately 0 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential

Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

Straat100, LLC is filing this material Form C/A to update the Offering Deadline from January 18, 2023 to April 1, 2023. The Form C filed by the Company on November 21, 2022, is hereby amended and superseded in all respects by this Form C/A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
N/A	N/A	N/A	N/A	N/A	N/A

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- Under the Company's Operating Agreement, Strada, LLC, as the "Sponsor Member", has a right to participate in seven percent (7%) of certain cash flow and sales proceeds of the Company.
- The Psalm 116: Dilexi, quoniam (the "**Work**") was completed by Damien Hirst in 2008 and remained in the UK in his studio until 2017. It was then transported to a storage facility in Long Island City, New York where it remained unsold and under the care of the storage company UOVO. The title has been transferred to Winston Art Group and is stored at the UOVO Brooklyn location.
- Winston Art Group has a long-standing relationship with the gallery, White Cube, who facilitated the sale of the Work on behalf of Damien Hirst's studio. The Work was purchased by Winston Art Group in July 2022, with the intention to sell it to Straat100, LLC once a threshold of investment funds are raised through fractionalized ownership.

- The management fee of 1.5% per year will be used to oversee the handling of the Work by our service providers and ensure an effective use of expenses to maintain and potentially increase the future value of the Work.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://winstonartgroup.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

STRADA, LLC

By: /s/ Nanne Dekking
_____
(Signature)

Nanne Dekking
_____
(Name)

Principal
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

STRADA, LLC

By: /s/ Nanne Dekking
_____
(Signature)

Nanne Dekking
_____
(Name)

Principal
_____
(Title)

January 17, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Straat100 LLC

(a Delaware Limited Liability Company)

Audited Financial Statements

Date of May 13, 2022 (Inception)

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Straat100 LLC

Table of Contents



Independent Auditor's Report

August 24, 2022
To: Board of Directors of Straat100 LLC
Attn: Nanne Dekking, Director
Re: Inception Financial Statement Audit – Straat100 LLC

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Straat100 LLC, which comprise the balance sheet as of the date of inception of May 13, 2022, and the related statements of income, changes in members' equity, and cash flows for the date then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Straat100 LLC as of May 13, 2022 (inception), and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Straat100 LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Straat100 LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Straat100 LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Straat100 LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
August 24, 2022

STRAAT100, LLC
BALANCE SHEET
May 13, 2022 (Inception)
(Audited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets	$	-

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts payable	$	1,948
Total Current Liabilities		**1,948**
Long-Term Liabilities		
Total Long-Term Liabilities		**-**
Total Liabilities		**1,948**
Member's equity		
Member's capital		-
Retained earnings		(1,948)
Total Member's Equity		**(1,948)**
Total Liabilities and Member's Equity	$	-

The accompanying footnotes are an integral part of these financial
statements.

STRAAT100, LLC
INCOME STATEMENT
As of May 13, 2022 (Inception)
(Audited)

Revenues	$	-
Operating Expenses		
General and administrative		-
Professional services		1,948
Depreciation and amortization		-
Total Operating Expenses		**1,948**
Net Income (Loss)	$	**(1,948)**

The accompanying footnotes are an integral part of these financial statements.

STRAAT100, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
As of May 13, 2022 (Inception)
(Audited)

	Member's Capital	Retained Earnings	Total Member's Equity
Balance as of May 13, 2022	$ -	$ (1,948)	$ (1,948)

The accompanying footnotes are an integral part of these financial statements.

STRAAT100, LLC
STATEMENT OF CASH FLOWS
As of May 13, 2022 (Inception)
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	(1,948)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Accounts receivable		-
Accounts payable		1,948
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	-

The accompanying footnotes are an integral part of these financial statements.

STRAAT100, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF MAY 13, 2022 (INCEPTION)

NOTE 1 – NATURE OF OPERATIONS

Straat100, LLC (the "Company"), a Delaware limited liability company, operates pursuant to a limited liability company agreement (the "Agreement") dated May 13, 2022. The Company was formed on May 13, 2022 with the intent to purchase and hold works of art that appreciate in value.

The Company is managed by Winston Art Group and Artory. Winston Art Group is a leading independent art appraisal and advisory firm that performs high standards of due diligence on every artwork that the Company will purchase. Artory is an art tech pioneer that captures and tokenizes the trusted data from Winston Art Group to deliver transparent artwork information.

Since inception, the Company has relied on member contributions to fund its operations. As of May 13, 2022, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. These matters raise concern about the Company's ability to continue as a going concern (see Note 6). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. As of May 13, 2022, the Company had no cash on hand and has not yet created a bank account.

Property and Equipment

Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. As of May 13, 2022, the Company had no property and equipment.

Depreciation will be provided using the straight-line method, based on useful lives of the assets.

STRAAT100, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF MAY 13, 2022 (INCEPTION)

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of May 13, 2022.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
  - Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
  - Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
  - Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of May 13, 2022.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of May 13, 2022, the Company had not begun recognizing sales.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is a limited liability company, treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

STRAAT100, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF MAY 13, 2022 (INCEPTION)

Any uncertain tax position taken by a member is not an uncertain position of the Company.

NOTE 4 – MEMBERS AND OWNERSHIP

The Company is a wholly owned subsidiary of Strada, LLC, which is owned by Winston Art Group, Inc. and Artory Inc.

NOTE 5 – COMMITEMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Management Fees

Strada, LLC (the "Manager") shall receive a management fee from the Company equal to 1.5%. Upon the subsequent sale of the artwork, a 5% profit interests fee will be applied on the sale proceeds to the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from Members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Purchase of Artwork

Upon closing of the Crowdfunded Offering below, the Company will purchase *Psalm 116: Dilexi, quoniam*, an artwork by Damien Hirst.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $325,000 in Member units. The Company is attempting to raise a minimum amount of $250,000 in this offering. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 0% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through August 24, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Form of Security

THE UNITS ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "***SECURITIES ACT***") AND REGULATION CROWDFUNDING THEREUNDER AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE UNITS. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE UNITS, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE UNITS BY ANY FOREIGN SUBSCRIBER.

STRAAT100, LLC

CROWD INTEREST PURCHASE AGREEMENT

Series 2022

The undersigned subscriber (the "***Subscriber***") understands that Straat100, LLC, a Delaware limited liability company (the ***"Company"***), is offering up to 375,000 units of the Company's Capital Interests (the "***Capital Interests" (which means the capital interests of the Company, including, without limitation, Common Interests and Preferred Interests)***). The offering is made to both accredited and non-accredited investors pursuant to the Form C filed by the Company with the U.S. Securities and Exchange Commission ("***SEC***") and the offering memorandum included therein (the "***Form C***"). The Company is offering the units of Capital Interests to prospective investors through the OpenDeal Portal LLC d/b/a Republic, which is registered with the SEC as a securities crowdfunding portal and which operates such portal via www.republic.com (the "***Portal***").

The Subscriber understands and acknowledges that the Subscriber's purchase of units of Capital Interests is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in units of Capital Interests may be lost.

The Subscriber acknowledges that he, she or it has carefully reviewed the Company's operating agreement (the "Company Operating Agreement") and the Form C.

Based on these premises, the Subscriber hereby confirms its agreement with the Company as follows:

1. **Subscription.**

(a) On or about [Date of Crowd IPA], subject to the terms of this Crowd Interest Purchase Agreement ("***Crowd IPA***"), the Company Operating Agreement, and the Form C, the Subscriber agrees to purchase from the Company and, upon acceptance by the Company of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the Company agrees to issue and sell to the Subscriber the number of units of Capital Interests listed on the signature page to this Crowd IPA at a per Unit price of $1.00.

(b) Upon acceptance of this Crowd IPA by the Company, the Subscriber shall purchase the units of Capital Interests by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Crowd IPA to the escrow account associated with the Form

C and the offering and the Company shall issue and sell to the Subscriber the number of units of Capital Interests purchased by the Subscriber.

2.   **Acceptance and Rejection of Subscriptions.**

(a)   The Subscriber understands and agrees that the Company, in its sole discretion, reserves the right to accept or reject this or any other subscription for the units of Capital Interests, in whole or in part, and for any reason or no reason. If the Company rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause Subscriber's subscription funds for the rejected portion of the subscription to be returned to Subscriber without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Crowd IPA shall thereafter be of no further force or effect. If this subscription is rejected in part, this Crowd IPA will continue in full force and effect to the extent this subscription was accepted.

(b)   Effective upon the Company's acceptance of the Subscriber's subscription, the Subscriber shall become a member of the Company, and by executing this Crowd IPA, the Subscriber agrees to adhere to and be bound by, the terms and conditions of the Company Operating Agreement (and grants to the Company's executive officers the power of attorney described therein to execute the Company Operating Agreement, and such other documentation as described in the power of attorney, on behalf of the Subscriber).

3.   **Subscriber Representations and Warranties.** The Subscriber represents, warrants, and agrees to and with the Company as follows:

(a)   The Subscriber is purchasing the units of Capital Interests for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the units of Capital Interests unless the units of Capital Interests have been registered under the Securities Act and applicable state securities laws or an exemption therefrom is available and otherwise in accordance with Section 10.1 of the Company Operating Agreement.

(b)   The Subscriber has received and reviewed a copy of the Form C and the Company Operating Agreement and had an opportunity to ask questions of and receive answers about the Company concerning the investment in the units of Capital Interests. The Subscriber understands and agrees that the Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that the Subscriber should consider when investing in the units of Capital Interests issued by the Company, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or, have been presented at all. The Subscriber acknowledges that he, she or it has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the Company, the units of Capital Interests, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(c)   The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required disclosure information to the Portal to evidence these representations.

(d)   The Subscriber understands that neither the units of Capital Interests to be issued pursuant to this Crowd IPA nor the offering thereof have been passed on as to fairness, approved, disapproved, recommended, or endorsed by any federal or state agency or any other entity or person, and no federal or state agency has confirmed the accuracy, truthfulness, or completeness of the information set forth in the Form C or any disclosure made in connection with the offering of the units of Capital Interests. Any representation to the contrary is unlawful. The issuance of the units of Capital Interests will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The Company's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Crowd IPA.

(e)   The Subscriber understands and accepts that the purchase of the units of Capital Interests involves various risks, including the risks outlined in the Form C, on the Portal and in this Crowd IPA. In making an investment decision to invest in the units of Capital Interests, the Subscriber has relied solely upon the information set forth in the Form C, any other relevant information on the Portal, and independent investigations made by the Subscriber.

(f)   The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the units of Capital Interests; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the Company.

(g)   The Subscriber has had an opportunity to review the Company Operating Agreement with the Subscriber's legal, tax, and financial advisors or has elected not to do so. The Subscriber understands that, upon acceptance of this Crowd IPA by the Company, the Subscriber will be bound by the terms and conditions of the Company Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Company Operating Agreement and the Form C. The Subscriber acknowledges that the relative rights of the units of Capital Interests are set forth in the Company Operating Agreement and the units of Capital Interests are subject to restrictions as contained in the Company Operating Agreement.

(h)   The Subscriber confirms that it is not relying and will not rely on any communication of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the units of Capital Interests. The Subscriber understands that information and explanations related to the offering of units of Capital Interests provided by the Company, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the units of Capital Interests, and that neither the Company, the Portal, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the units of Capital Interests. The Subscriber acknowledges that none of the Company, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the units of Capital Interests for purposes of determining the Subscriber's authority or suitability to purchase the units of Capital Interests.

(i)   The Subscriber understands and agrees that neither the Portal nor any of its affiliates, nor any of their respective officers, directors, shareholders, partners, managers, members, employees, agents, or representatives shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company whether in Form C, through the Portal, distributed by or through the Company or otherwise. The Subscriber understands that the Portal is not an adviser to Subscriber, and that Subscriber is not an advisory or other client of the Portal or any affiliate thereof. The Subscriber is not relying on the Portal or any affiliate thereof with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Subscriber's own advisers.

(j)   The Subscriber understands that the Company's business plan is subject to change depending on a variety of circumstances, and the Company may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that the Company sells additional units of Capital Interests or other equity securities outside of the offering, the Subscriber's interest in the Company may then be diluted on a pro rata basis with other holders of the units of Capital Interests. There can be no assurance that Company will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to Company.

(k)   The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the Company, resulting in a partial or total loss of the Subscriber's investment in the Company. The Subscriber confirms that no representations or warranties about the Company's success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the Company.

(l)   The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscribers' obligations under this Crowd IPA and the Company Operating Agreement and to subscribe for and purchase or otherwise acquire the units of Capital Interests. Upon acceptance of this Crowd IPA by the Company, this Crowd IPA and the Company Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms.

(m)   The Subscriber understands that the units of Capital Interests are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the Company has no obligation or intention to take any action to permit subsequent sales of the units of Capital Interests pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the units of Capital Interests, or any interest therein, except in compliance with Regulation Crowdfunding and the Company Operating Agreement.

(n)   The Subscriber confirms that all information and documentation provided to the Portal or to the Company, including all information regarding the Subscriber's identity, taxpayer identification number, the source of the funds to be invested in the Series, and the Subscriber's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct, and complete. Should any such information change or no longer be accurate, the Subscriber agrees and covenants that he, she, or it will promptly notify the Portal of such changes through Portal. The Subscriber agrees and covenants that the Subscriber will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(o)   The Subscriber has truthfully completed the (i) Substitute Form W-9 found in Exhibit I if the Subscriber is a U.S. person or (ii) Substitute Form W-8BEN found in Exhibit II if the Subscriber is a non-U.S. person. The Subscriber agrees to provide such other documentation as the Manager determines may be necessary for the Company to fulfill any tax reporting or withholding requirements.

(p)   If the units of Capital Interests are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Crowd IPA shall be joint and several representations, warranties, and obligations of each owner.

4.   Reliance on Subscriber Representations and Warranties; Indemnification. The Subscriber acknowledges that the Company and its respective managers, members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering units of Capital Interests for sale to the Subscriber without having first registered the issuance of the units of Capital Interests under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Crowd IPA, and the Subscriber agrees to indemnify and hold harmless the Company and each of their managers, members, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Crowd IPA. All representations, warranties, and covenants made by the Subscriber contained in this Crowd IPA and the indemnification contained in this Section 4 shall survive the acceptance of this Crowd IPA and the sale of the units of Capital Interests.

5.   **Anti-Money Laundering.**

(a)   The Subscriber represents and warrants to the Company that the Subscriber's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. federal or state laws or any applicable law of other countries. The Subscriber acknowledges that the Company prohibits the investment of funds by any persons that are (i) on the list of Specially Designated Nationals and Blocked Persons and Persons, foreign countries and territories that are the subject of U.S. sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control (the "***OFAC Sanctions List***"), (ii) acting, directly or indirectly, in contravention of any applicable law or on behalf of persons on the OFAC Sanctions List, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the Company, after being specifically notified by the Subscriber in writing that it is such a person, conducts further due diligence and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "***prohibited persons***"). The Subscriber represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a prohibited person.

(b)   To the extent the Subscriber has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Subscriber reasonably believes that no such beneficial owners are prohibited persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the Company, and (iv) it will make available such information and any additional information requested by the Company that is required under applicable law.

(c)   The Subscriber acknowledges and agrees that the Company and/or the Portal in complying with anti-money laundering laws, may file voluntarily or as required by applicable law suspicious activity reports or any other information with any governmental authority that identify transactions and activities that the Company or its agents reasonably determine to be suspicious, or is otherwise required by applicable law. The Subscriber acknowledges that the Company is prohibited by law from disclosing to third parties, including the Subscriber, any filing or the substance of any suspicious activity reports.

(d)   The Subscriber agrees that, upon the request of the Company, it will provide such information as the Company requires to satisfy applicable anti-money laundering laws, including background documentation about the Subscriber.

6.   <u>Miscellaneous</u>.

(a)   This Crowd IPA constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby.

(b)   This Crowd IPA may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Crowd IPA may be executed and delivered by facsimile or email transmission, or other electronic means, each of which will constitute the legal delivery hereof.

(c)   This Crowd IPA shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflicts of laws principles.

(d)   Any dispute, controversy or claim arising out of, relating to or in connection with this Crowd IPA, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five (25) miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(e)   If any provision of this Crowd IPA or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Crowd IPA that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

(f)   The representations, warranties, agreements, undertakings, and acknowledgments made by the Subscriber in this Crowd IPA will be relied upon by the Company in determining the Company's compliance with federal and state securities laws, and shall survive the Subscriber's admission as a Member of the Company.

(g)   The Portal, the Administrator, and each of their respective affiliates are each hereby authorized and instructed to accept and execute any instructions in respect of the units of Capital Interests given by the Subscriber in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Subscriber.

(h)   The Subscriber consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the Company electronically via email, the Internet, through the Portal or another electronic reporting medium in lieu of paper copies. The Subscriber agrees that it will confirm this consent electronically at a future date in a manner set forth by the Company at such time and as required by the electronic receipt consent rules set forth by the IRS. The Subscriber may request a paper copy of the Subscriber's Schedule K-1 by contacting the Company at support@artory-winston.com or such other email address as specified on Portal. Requesting a paper copy will not constitute a withdrawal of the Subscriber's consent to receive reports or other communications, including Schedule K-1, electronically. The Subscriber may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to support@artory-winston.com or such other email address as specified on Portal. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the Company will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect.

(i)   This Crowd IPA shall be binding upon the Subscriber and the legal representatives, successors and assigns of the Subscriber, shall survive the admission of the Subscriber as a member of the Company, and shall, if the Subscriber consists of more than one person, be the joint and several obligation of all such persons.

(j)   This Crowd IPA may only be amended, modified, or supplemented by an agreement in writing signed by the Subscriber and the Company. Neither this Crowd IPA nor any term hereof may be supplemented, changed, waived, discharged, or terminated except with the written consent of the Subscriber and the Company on behalf of the Company.

(k)   This Crowd IPA is not transferable or assignable by the Subscriber without the prior written consent of the Company, and any transfer or assignment in violation of this provision shall be null and void *ab initio*.

(l)   The Subscriber agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company or its agents.

(m)   Any notice required or permitted by this Crowd IPA will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(n)   This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company

[Signature Page Follows]


SIGNATURE PAGE
TO
CROWD IPA
AND
COMPANY OPERATING AGREEMENT
OF
STRAAT100, LLC


IN WITNESS WHEREOF, the undersigned Subscriber hereby submits this Omnibus Signature Page, which constitutes the signature page for (a) this Crowd IPA, and (b) the Company Operating Agreement dated May 13, 2022 (the "***Company Operating Agreement***"). The undersigned agrees to be bound by the terms of the Crowd IPA and the Company Operating Agreement. This Crowd IPA for the purchase of units of Capital Interests as of this _____ day of _____, 20___.

_____
Name of Subscriber (Print or Type)

_____
Signature

Number of Units of Capital Interests

_____

Aggregate Purchase Price

$_____

Address

_____
_____
_____

Phone Number: _____

Email Address: _____

AGREED TO AND ACCEPTED this ____ day of _____, 20___.

STRAAT100, LLC

By: Strada, LLC, its Manager

By: /s/ Nanne Dekking_____

Name: Nanne Dekking_____

Title: Principal_____

<u>Exhibit I – Substitute Form W-9</u>

FEDERAL INCOME TAX BACKUP WITHHOLDING

   In order to prevent the application of federal income tax backup withholding, each holder of units of Capital Interests must provide the Company with a correct Taxpayer Identification Number ("***TIN***"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

_____
Name of Subscriber (Print or Type)

_____
Tax Identification Number

_____
Signature

Exhibit II – Substitute Form W-8BEN

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of units of Capital Interests must provide the Company with a correct Taxpayer Identification Number or a foreign tax identification number ("***TIN***"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-8BEN.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) The income to which this form relates is: (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but not subject to tax under applicable income tax treaty, or (c) the partner's share of a partnership effectively connected income; and

(3) I am not a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

_____
Name of Subscriber (Print or Type)

_____
Tax Identification Number

_____
Signature

EXHIBIT C

Testing the Waters Communications

 

Republic

Company Name	Psalm 116: Dilexi, quoniam by Damien Hirst
Logo	
Headline	Step into art collecting with the expertise & blockchain tech of Artory/Winston

Slides





Tags

Arts & Entertainment, Culture, Companies

Pitch text

Summary

- Step into art collecting! Diversify your portfolio
- Joint venture (Artory/Winston) sources artworks with high growth potential
- Winston: the largest independent art advisory & appraisal group in the US
- Artory: a world leader in art tech & blockchain-secured art registration
- Invest to receive financial interest in an artwork by Damien Hirst
- Hirst is one of the world's most successful artists (some works at $17M+)

- Past Winston A.G. transactions have sold for over 8X the original price*

Investment Opportunity



Start your collection with Artory/Winston. When you purchase shares of *Psalm 116: Dilexi, quoniam* by Damien Hirst, you receive partial ownership of the artwork and benefit if it sells at a higher price. Artory/Winston will share their market expertise with you throughout the holding period so you can follow the artwork and have confidence in your artwork.



Diversify Your Portfolio

The value of art is uncorrelated with other asset classes, making it an attractive tool for diversification



Substantial Returns

Art has the potential to deliver exciting returns, with certain art categories historically outperforming the S&P 500 each year



Stable Art Market

With the right expertise, fine art is traditionally a stable, value-preserving tangible asset class with proven resilience in economic crises



Low Volatility

The low volatility in the price of art demonstrates art's potential as a stable, value-preserving asset class

Past performance is no guarantee of future results, and there are significant differences between investing in art and investing in stock, bonds, and other asset classes. See important disclosures.

Artwork

Psalm 116: Dilexi, quoniam

by Damien Hirst (British, b. 1965)



Butterflies and household gloss on canvas
Diameter: 18 1/8 inches (46 cm)

"

I think rather than be personal you have to find universal triggers: everyone's frightened of glass, everyone's frightened of sharks, everyone loves butterflies.

Damien Hirst



"

Hirst says it best, "everyone loves butterflies"! Step into the exciting world of art collecting with *Psalm 116: Dilexi, quoniam* (2008) by legendary artist, Damien Hirst.



Why we chose this artwork for you

Hirst's butterfly paintings are among his most celebrated works, and some versions sell for upwards of $2M at auction; works in the *Psalm* series have sold for $300K+*. Hirst's *Psalm* series is a rare and coveted body of work. Of the 150 individual *Psalm* paintings only 27 have ever have gone to auction. The remaining 123 *Psalm* paintings are in Hirst's studio or private collections around the world.

The Winston team is confident that *Psalm 116* is an excellent candidate for investment at the funding goal.

Psalm 116: Dilexi, quoniam (Latin for "I loved, because") is an example of Hirst's signature use of butterflies in his art. The artist incorporated 400 butterfly wings onto a glossy painted surface.

The work has universal appeal. Named for Old Testament Psalms, Hirst's mesmerizing butterfly paintings have been compared to stained-glass windows as well as Hindu and Buddhist mandalas.

Our specialists have worked closely with Hirst's artworks and believe Psalm 116 is an excellent candidate for this fractional investment offering on Republic.

* Past performance of artist's works do not guarantee future results



Artist

Damien Hirst is one of the world's most successful artists…

…and has dominated the art scene since the 1980s.



Damien Hirst in front of his artwork *I Am Become Death, Shatterer of Worlds* (2006) in 2012.

From massive sharks in formaldehyde to delicate butterfly wings on household paint, Damien Hirst is famous for his artworks inspired by nature.

In 2007, Hirst's work *Lullaby Spring* sold for $17.1M, the second most expensive work by a living artist at the time. Just one year later, he sold a series of new works at Sotheby's that totaled $200M. Both his old and new works are fixtures at auctions each year and consistently exceed estimates.

Previous Auctions by Hirst



Pre-sale estimate and sale price comparison of Damien Hirst artworks

* Past performance of artist's works do not guarantee future results

Offering

Investors receive equity shares in Psalm 116

With your investment, you will receive:

- Financial interest in *Psalm 116: Dilexi, quoniam* (2008) by Damien Hirst;
- A comprehensive report on the artwork due diligence information that is secured on the blockchain;
- Sophisticated and independent market analyses and data products to help track your investment.

Prospective Return

Annual Prospective Return	12-18%

* Past performance is no guarantee of future results, and there are significant differences between investing in art and investing in stock, bonds, and other asset classes. See important disclosures.


Object Information
Psalm 116: Dilexi, quoniam
Damien Hirst
2008
Creation Date
Fine Art
Category
Butterflies and household gloss on canvas
Medium
Signed and dated
Signature
18 1/8 inches (46 cm)
Dimensions (Framed)
N/A
Edition
ARTORY / WINSTON
ARTORY / WINSTON

Team

Team up with art experts

Artory/Winston is a joint venture between two leaders in the art world. The team has used its unique position to source art that has provided historical returns on past investments.

- Artory/Winston sources artworks with high growth potential through their unparalleled access to the art world.
- Winston Art Group, the leading independent art appraisal and advisory firm, performs their high standard of due diligence on every artwork.*
- Art tech pioneer, Artory captures and tokenizes the trusted data from Winston to deliver transparent artwork information to you.

How we do it

- Specialists at Winston Art Group select iconic artworks for investors based on their market history and potential.
- Winston Art Group carries out the highest standard of due diligence on the artwork and generates an Algorand-based Diligence Certificate through Artory.*
- Artory generates an NFT uniquely linked to the physical artwork and its Diligence Certificate.
- Regular diligence updates and sophisticated market analytics are delivered to investors throughout the lifecycle of the offering.
- Artory/Winston works meticulously to identify the ideal market opportunity for selling the artwork and delivers returns from the sale to investors.

For more details on the blockchain-secured artwork due diligence, view the artwork on Artory [here](.).

"

[Artory/Winston] seeks to combine Winston's expertise in authentication and due diligence with Artory's facility with tokenization and fractionalization to transform physical artworks into **robust, accessible financial products** *that* **appeal to investors in crypto and real alternative assets alike***.*

Eileen Kinsella, Spring 2022 Artnet Intelligence Report

"

*Investors should still conduct their own due diligence of the offering

Track Record

Proven track record

Past artwork transactions managed by Winston Art Group have sold for over 8X the original price







Flags I (1973) | Jasper Johns

Sold at auction on behalf of Winston Art Group's private client. Estimated at $800,000 - $1,200,000

Price Realized in 2016: $1,685,000

*Highest price paid for any printed piece by Jasper Johns

Series of 10 Ukiyo-e Woodcuts on Paper (2010) | Yoshitomo Nara

Purchased by Winston Art Group in 2012 for $60,000

Sold in April 2022 for $504,000

*Sold for over eight times the original purchase price

Abidjan Street Kids II (2015) | Aboudia

Purchased by Winston Art Group in 2019 for $23,500

Sold in May 2022 for $201,600

*Sold for over eight times the original purchase price

Past performance is no guarantee of future results, and there are significant differences between investing in art and investing in stock, bonds, and other asset classes. See important disclosures.

Leadership

Elizabeth von Habsburg & Nanne Dekking

The art market is difficult to maneuver on your own. By teaming up with market insiders and specialists, you can collect and enjoy iconic works of art while receiving returns on your investment. Elizabeth von Habsburg and Nanne Dekking are the leaders behind this offering on Republic.



Elizabeth von Habsburg

Managing Director of Winston Art Group



Nanne Dekking

CEO & Founder of Artory

As the Managing Director of Winston Art Group, Elizabeth heads the largest independent art advisory and appraisal firm in the US and the firm's 75 specialists. The firm covers all areas of fine and decorative art through US offices in New York, Los Angeles, Boston, Washington DC, Charlotte, Palm Beach, Denver and Houston, and worldwide representation in London, Geneva and Tel Aviv. With 30 years in the art market, Elizabeth is an expert witness in Fine Art and Decorative Art, and lectures worldwide on all aspects of art. Elizabeth is Certified by AAA in Modern and Impressionist art and European Furniture and Works of Art, and is compliant with the Uniform Standards of Professional Appraisal Practice (USPAP). She revised four Antiques Hunters Guides, and contributed to "Fine Art and High Finance" (2009), and to the Appraisal Handbook (2012). In 2015, she was named one of the Fifty Most Influential Women in Private Wealth, by Private Asset Management.

Nanne is the founder and CEO of Artory with 25+ years of global expertise and influence in the art market. Founded in 2016, Artory continues to be a pioneer in physical artwork tokenization and the blockchain-secured registration of verified provenance information about artworks and collectibles. Nanne's vast international experience and close relationships with collectors and museums furthered the growth of private sales at Sotheby's where he was Vice Chairman and Worldwide Head of Private Sales. Before Sotheby's he was Vice President of Wildenstein & Co. He was the Chairman of the Board of Trustees of TEFAF (The European Fine Art Fair) from 2017 to 2020 and is a current advisory board member of the Responsible Art Market Initiative. He is regularly sought for his expertise on the art market, blockchain, and tokenization and quoted in publications such as *Bloomberg* and *The Financial Times*.

Team

 Lindsay Moroney

COO, Artory

 Nanne Dekking

CEO, Artory

 Timothy Kompanchenko

CTO, Artory

 Elizabeth von Habsburg

Managing Director, Winston Art Group

 Sarah Emond

COO, Winston Art Group

Perks

$500		Investors receive a complete, blockchain-secured diligence report certifying the high-standard of diligence on the artwork by Winston Art Group, plus Investors are added to our "Insider's Guide" that's tailored to alert you on art events, important market updates, and more
$1,000		All of the above, plus Investors are added to our "Exclusive Events Guide," a periodic raffle giving you the chance to win invitations to the art world's most exclusive events
$2,000		All of the above, plus Receive a pass to an exclusive art fair
$5,000		All of the above, plus A personal art consultation from the experts at Winston Art Group, tailored to your taste and collecting experience

FAQ

 

Republic

Company Name	Psalm 116: Dilexi, quoniam by Damien Hirst
Logo	
Headline	Step into art collecting with the expertise + blockchain tech of Artory/Winston

Slides





Tags   Companies, Coming Soon, Culture, Art, Fintech, Blockchain

**Pitch   # Summary
text**

- Step into art collecting! Diversify your portfolio

- Joint venture (Artory/Winston) sources artworks with high growth potential

- Winston: the largest independent art advisory & appraisal group in the US

- Artory: a world leader in art tech & blockchain-secured art registration

- Invest to receive financial interest in an artwork by Damien Hirst

- Hirst is one of the world's most successful artists (some works at $17M+)

- Past Winston A.G. transactions have sold for over 8X the original price*

Investment Opportunity



Start your collection with Artory/Winston. When you purchase shares of *Psalm 116: Dilexi, quoniam* by Damien Hirst, you receive partial ownership of the artwork and benefit if it sells at a higher price. Artory/Winston will share their market expertise with you throughout the holding period so you can follow the artwork and have confidence in your artwork.



Diversify Your Portfolio

The value of art is uncorrelated with other asset classes, making it an attractive tool for diversification



Substantial Returns

Art has the potential to deliver exciting returns, with certain art categories historically outperforming the S&P 500 each year



Stable Art Market

With the right expertise, fine art is traditionally a stable, value-preserving tangible asset class with proven resilience in economic crises



Low Volatility

The low volatility in the price of art demonstrates art's potential as a stable, value-preserving asset class

Past performance is no guarantee of future results, and there are significant differences between investing in art and investing in stock, bonds, and other asset classes. See important disclosures.

Artwork

Psalm 116: Dilexi, quoniam

by Damien Hirst (British, b. 1965)



Butterflies and household gloss on canvas
Diameter: 18 1/8 inches (46 cm)

> "
>
> *I think rather than be personal you have to find universal triggers: everyone's frightened of glass, everyone's frightened of sharks, everyone loves butterflies.*
>
> Damien Hirst
>
> "

Hirst says it best, "everyone loves butterflies"! Step into the exciting world of art collecting with *Psalm 116: Dilexi, quoniam* (2008) by legendary artist, Damien Hirst.



Why we chose this artwork for you

Hirst's butterfly paintings are among his most celebrated works, and some versions sell for upwards of $2M at auction; works in the *Psalm* series have sold for $300K+*. Hirst's *Psalm* series is a rare and coveted body of work. Of the 150 individual *Psalm* paintings only 27 have ever have gone to auction. The remaining 123 *Psalm* paintings are in Hirst's studio or private collections around the world.

The Winston team is confident that *Psalm 116* is an excellent candidate for investment at the funding goal.

Psalm 116: Dilexi, quoniam (Latin for "I loved, because") is an example of Hirst's signature use of butterflies in his art. The artist incorporated 400 butterfly wings onto a glossy painted surface.

The work has universal appeal. Named for Old Testament Psalms, Hirst's mesmerizing butterfly paintings have been compared to stained-glass windows as well as Hindu and Buddhist mandalas.

Our specialists have worked closely with Hirst's artworks and believe Psalm 116 is an excellent candidate for this fractional investment offering on Republic.

* Past performance of artist's works do not guarantee future results



Artist

Damien Hirst is one of the world's most successful artists...

...and has dominated the art scene since the 1980s.



From massive sharks in formaldehyde to delicate butterfly wings on household paint, Damien Hirst is famous for his artworks inspired by nature.

In 2007, Hirst's work *Lullaby Spring* sold for $17.1M, the second most expensive work by a living artist at the time. Just one year later, he sold a series of new works

at Sotheby's that totaled $200M. Both his old and new works are fixtures at auctions each year and consistently exceed estimates.

Previous Auctions by Hirst



Pre-sale estimate and sale price comparison of Damien Hirst artworks

* Past performance of artist's works do not guarantee future results

Offering

Investors receive equity shares in Psalm 116

With your investment, you will receive:

- Financial interest in *Psalm 116: Dilexi, quoniam* (2008) by Damien Hirst;
- A comprehensive report on the artwork due diligence information that is secured on the blockchain;
- Sophisticated and independent market analyses and data products to help track your investment.

Prospective Return

Annual Prospective Return	12-18%

* Past performance is no guarantee of future results, and there are significant differences between investing in art and investing in stock, bonds, and other asset classes. See important disclosures.


Object Information
Psalm 116: Dilexi, quoniam
Damien Hirst
2008
Creation Date
Fine Art
Category
Butterflies and household gloss on canvas
Medium
Signed and dated
Signature
18 1/8 inches (46 cm)
Dimensions (Framed)
N/A
Edition
ARTORY/WINSTON
ARTORY/WINSTON

Team

Team up with art experts

Artory/Winston is a joint venture between two leaders in the art world. The team has used its unique position to source art that has provided historical returns on past investments.

- Artory/Winston sources artworks with high growth potential through their unparalleled access to the art world.
- Winston Art Group, the leading independent art appraisal and advisory firm, performs their high standard of due diligence on every artwork.*
- Art tech pioneer Artory captures and tokenizes the trusted data from Winston to deliver transparent artwork information to you.

How we do it

- Specialists at Winston Art Group select iconic artworks for investors based on their market history and potential.

- Winston Art Group carries out the highest standard of due diligence on the artwork and generates an Algorand-based Diligence Certificate through Artory.*

- Artory generates an NFT uniquely linked to the physical artwork and its Diligence Certificate.

- Regular diligence updates and sophisticated market analytics are delivered to investors throughout the lifecycle of the offering.

- Artory/Winston works meticulously to identify the ideal market opportunity for selling the artwork and delivers returns from the sale to investors.

For more details on the blockchain-secured artwork due diligence, view the artwork on Artory [here](#).

"

[Artory/Winston] seeks to combine Winston's expertise in authentication and due diligence with Artory's facility with tokenization and fractionalization to transform physical artworks into **robust, accessible financial products** *that* **appeal to investors in crypto and real alternative assets alike**.

Eileen Kinsella, Spring 2022 Artnet Intelligence Report

"

*Investors should still conduct their own due diligence of the offering

Track Record

Proven track record

Past artwork transactions managed by Winston Art Group have sold for over 8X the original price



Flags I (1973) | Jasper Johns

Sold at auction on behalf of Winston Art Group's private client. Estimated at $800,000 - $1,200,000

Price Realized in 2016: $1,685,000

*Highest price paid for any printed piece by Jasper Johns


Poindexter
S.O.S.

Series of 10 Ukiyo-e Woodcuts on Paper (2010) | Yoshitomo Nara

Purchased by Winston Art Group in 2012 for $60,000

Sold in April 2022 for $504,000

*Sold for over eight times the original purchase price



Abidjan Street Kids II (2015) | Aboudia

Purchased by Winston Art Group in 2019 for $23,500

Sold in May 2022 for $201,600

*Sold for over eight times the original purchase price

Past performance is no guarantee of future results, and there are significant differences between investing in art and investing in stock, bonds, and other asset classes. See important disclosures.

Leadership

Elizabeth von Habsburg & Nanne Dekking

The art market is difficult to maneuver on your own. By teaming up with market insiders and specialists, you can collect and enjoy iconic works of art while receiving returns on your investment. Elizabeth von Habsburg and Nanne Dekking are the leaders behind this offering on Republic.





Elizabeth von Habsburg
Managing Director of Winston Art Group

Nanne Dekking
CEO & Founder of Artory

As the Managing Director of Winston Art Group, Elizabeth heads the largest independent art advisory and appraisal firm in the US and the firm's 75 specialists. The firm covers all areas of fine and decorative art through US offices in New York, Los Angeles, Boston, Washington DC, Charlotte, Palm Beach, Denver and Houston, and worldwide representation in London, Geneva and Tel Aviv. With 30 years in the art market, Elizabeth is an expert witness in Fine Art and Decorative Art, and lectures worldwide on all aspects of art. Elizabeth is Certified by AAA in Modern and Impressionist art and European Furniture and Works of Art, and is compliant with the Uniform Standards of Professional Appraisal Practice (USPAP). She revised four Antiques Hunters Guides, and contributed to "Fine Art and High Finance" (2009), and to the Appraisal Handbook (2012). In 2015, she was named one of the Fifty Most Influential Women in Private Wealth, by Private Asset Management.

Nanne is the founder and CEO of Artory with 25+ years of global expertise and influence in the art market. Founded in 2016, Artory continues to be a pioneer in physical artwork tokenization and the blockchain-secured registration of verified provenance information about artworks and collectibles. Nanne's vast international experience and close relationships with collectors and museums furthered the growth of private sales at Sotheby's where he was Vice Chairman and Worldwide Head of Private Sales. Before Sotheby's he was Vice President of Wildenstein & Co. He was the Chairman of the Board of Trustees of TEFAF (The European Fine Art Fair) from 2017 to 2020 and is a current advisory board member of the Responsible Art Market Initiative. He is regularly sought for his expertise on the art market, blockchain, and tokenization and quoted in publications such as *Bloomberg* and *The Financial Times*.

Team

	Lindsay Moroney	COO, Artory
	Nanne Dekking	CEO, Artory
	Timothy Kompanchenko	CTO, Artory
	Elizabeth von Habsburg	Managing Director, Winston Art Group
	Sarah Emond	COO, Winston Art Group

Perks

$500	Investors receive a complete, blockchain-secured diligence report certifying the high-standard of diligence on the artwork by Winston Art Group, plus Investors are added to our "Insider's Guide" that's tailored to alert you on art events, important market updates, and more
$1,000	All of the above, plus Investors are added to our "Exclusive Events Guide," a periodic raffle giving you the chance to win invitations to the art world's most exclusive events
$2,000	All of the above, plus Receive a pass to an exclusive art fair
$5,000	All of the above, plus A personal art consultation from the experts at Winston Art Group, tailored to your taste and collecting experience

FAQ

 

Company Name	Psalm 116: Dilexi, quoniam by Damien Hirst
Logo	
Headline	Step into art collecting with the expertise + blockchain tech of Artory/Winston

Slides





Tags   Companies, Coming Soon, Culture, Art, Fintech, Blockchain

---

**Pitch
text**

Summary

- Step into art collecting! Diversify your portfolio
- Joint venture (Artory/Winston) sources artworks with high growth potential
- Winston: the largest independent art advisory & appraisal group in the US
- Artory: a world leader in art tech & blockchain-secured art registration
- Invest to receive financial interest in an artwork by Damien Hirst
- Hirst is one of the world's most successful artists (some works at $17M+)

- Past Winston A.G. transactions have sold for over 8X the original price*

Investment Opportunity



Start your collection with Artory/Winston. When you purchase shares of *Psalm 116: Dilexi, quoniam* by Damien Hirst, you receive partial ownership of the artwork and benefit if it sells at a higher price. Artory/Winston will share their market expertise with you throughout the holding period so you can follow the artwork and have confidence in your artwork.



Diversify Your Portfolio

The value of art is uncorrelated with other asset classes, making it an attractive tool for diversification



Substantial Returns

Art has the potential to deliver exciting returns, with certain art categories historically outperforming the S&P 500 each year



Stable Art Market

With the right expertise, fine art is traditionally a stable, value-preserving tangible asset class with proven resilience in economic crises



Low Volatility

The low volatility in the price of art demonstrates art's potential as a stable, value-preserving asset class

Past performance is no guarantee of future results, and there are significant differences between investing in art and investing in stock, bonds, and other asset classes. See important disclosures.

Artwork

Psalm 116: Dilexi, quoniam

by Damien Hirst (British, b. 1965)



Butterflies and household gloss on canvas
Diameter: 18 1/8 inches (46 cm)

>   "

*I think rather than be personal you have to find universal
triggers: everyone's frightened of glass, everyone's frightened
of sharks, everyone loves butterflies.*

Damien Hirst

>   "

Hirst says it best, "everyone loves butterflies"! Step into the exciting world of art
collecting with *Psalm 116: Dilexi, quoniam* (2008) by legendary artist, Damien
Hirst.



Why we chose this artwork for you

Hirst's butterfly paintings are among his most celebrated works, and some versions sell for upwards of $2M at auction; works in the *Psalm* series have sold for $300K+*. Hirst's *Psalm* series is a rare and coveted body of work. Of the 150 individual *Psalm* paintings only 27 have ever have gone to auction. The remaining 123 *Psalm* paintings are in Hirst's studio or private collections around the world.

The Winston team is confident that *Psalm 116* is an excellent candidate for investment at the funding goal.

Psalm 116: Dilexi, quoniam (Latin for "I loved, because") is an example of Hirst's signature use of butterflies in his art. The artist incorporated 400 butterfly wings onto a glossy painted surface.

The work has universal appeal. Named for Old Testament Psalms, Hirst's mesmerizing butterfly paintings have been compared to stained-glass windows as well as Hindu and Buddhist mandalas.

Our specialists have worked closely with Hirst's artworks and believe Psalm 116 is an excellent candidate for this fractional investment offering on Republic.

* Past performance of artist's works do not guarantee future results



Artist

Damien Hirst is one of the world's most successful artists...

...and has dominated the art scene since the 1980s.



From massive sharks in formaldehyde to delicate butterfly wings on household paint, Damien Hirst is famous for his artworks inspired by nature.

In 2007, Hirst's work *Lullaby Spring* sold for $17.1M, the second most expensive work by a living artist at the time. Just one year later, he sold a series of new works

at Sotheby's that totaled $200M. Both his old and new works are fixtures at auctions each year and consistently exceed estimates.

Previous Auctions by Hirst



Pre-sale estimate and sale price comparison of Damien Hirst artworks

* Past performance of artist's works do not guarantee future results

Offering

Investors receive equity shares in Psalm 116

With your investment, you will receive:

- Financial interest in *Psalm 116: Dilexi, quoniam* (2008) by Damien Hirst;
- A comprehensive report on the artwork due diligence information that is secured on the blockchain;
- Sophisticated and independent market analyses and data products to help track your investment.

Prospective Return

Annual Prospective Return	12-18%

* Past performance is no guarantee of future results, and there are significant differences between investing in art and investing in stock, bonds, and other asset classes. See important disclosures.


Object Information
Psalm 116: Dilexi, quoniam
Damien Hirst
2008
Creation Date
Fine Art
Category
Butterflies and household gloss on canvas
Medium
Signed and dated
Signature
18 1/8 inches (46 cm)
Dimensions (Framed)
N/A
Edition
ARTORY/WINSTON
ARTORY/WINSTON

Team

Team up with art experts

Artory/Winston is a joint venture between two leaders in the art world. The team has used its unique position to source art that has provided historical returns on past investments.

- Artory/Winston sources artworks with high growth potential through their unparalleled access to the art world.
- Winston Art Group, the leading independent art appraisal and advisory firm, performs their high standard of due diligence on every artwork.*
- Art tech pioneer Artory captures and tokenizes the trusted data from Winston to deliver transparent artwork information to you.

How we do it

- Specialists at Winston Art Group select iconic artworks for investors based on their market history and potential.

- Winston Art Group carries out the highest standard of due diligence on the artwork and generates an Algorand-based Diligence Certificate through Artory.*

- Artory generates an NFT uniquely linked to the physical artwork and its Diligence Certificate.

- Regular diligence updates and sophisticated market analytics are delivered to investors throughout the lifecycle of the offering.

- Artory/Winston works meticulously to identify the ideal market opportunity for selling the artwork and delivers returns from the sale to investors.

For more details on the blockchain-secured artwork due diligence, view the artwork on Artory [here](.).

“

[Artory/Winston] seeks to combine Winston's expertise in authentication and due diligence with Artory's facility with tokenization and fractionalization to transform physical artworks into **robust, accessible financial products** *that* **appeal to investors in crypto and real alternative assets alike***.*

Eileen Kinsella, Spring 2022 Artnet Intelligence Report

”

*Investors should still conduct their own due diligence of the offering

Track Record

Proven track record

Past artwork transactions managed by Winston Art Group have sold for over 8X the original price



Flags I (1973) | Jasper Johns

Sold at auction on behalf of Winston Art Group's private client. Estimated at $800,000 - $1,200,000

Price Realized in 2016: $1,685,000

*Highest price paid for any printed piece by Jasper Johns


Poindexter
S.O.S.

Series of 10 Ukiyo-e Woodcuts on Paper (2010) | Yoshitomo Nara

Purchased by Winston Art Group in 2012 for $60,000

Sold in April 2022 for $504,000

*Sold for over eight times the original purchase price



Abidjan Street Kids II (2015) | Aboudia

Purchased by Winston Art Group in 2019 for $23,500

Sold in May 2022 for $201,600

*Sold for over eight times the original purchase price

Past performance is no guarantee of future results, and there are significant differences between investing in art and investing in stock, bonds, and other asset classes. See important disclosures.

Leadership

Elizabeth von Habsburg & Nanne Dekking

The art market is difficult to maneuver on your own. By teaming up with market insiders and specialists, you can collect and enjoy iconic works of art while receiving returns on your investment. Elizabeth von Habsburg and Nanne Dekking are the leaders behind this offering on Republic.



Elizabeth von Habsburg

Managing Director of Winston Art Group



Nanne Dekking

CEO & Founder of Artory

As the Managing Director of Winston Art Group, Elizabeth heads the largest independent art advisory and appraisal firm in the US and the firm's 75 specialists. The firm covers all areas of fine and decorative art through US offices in New York, Los Angeles, Boston, Washington DC, Charlotte, Palm Beach, Denver and Houston, and worldwide representation in London, Geneva and Tel Aviv. With 30 years in the art market, Elizabeth is an expert witness in Fine Art and Decorative Art, and lectures worldwide on all aspects of art. Elizabeth is Certified by AAA in Modern and Impressionist art and European Furniture and Works of Art, and is compliant with the Uniform Standards of Professional Appraisal Practice (USPAP). She revised four Antiques Hunters Guides, and contributed to "Fine Art and High Finance" (2009), and to the Appraisal Handbook (2012). In 2015, she was named one of the Fifty Most Influential Women in Private Wealth, by Private Asset Management.

Nanne is the founder and CEO of Artory with 25+ years of global expertise and influence in the art market. Founded in 2016, Artory continues to be a pioneer in physical artwork tokenization and the blockchain-secured registration of verified provenance information about artworks and collectibles. Nanne's vast international experience and close relationships with collectors and museums furthered the growth of private sales at Sotheby's where he was Vice Chairman and Worldwide Head of Private Sales. Before Sotheby's he was Vice President of Wildenstein & Co. He was the Chairman of the Board of Trustees of TEFAF (The European Fine Art Fair) from 2017 to 2020 and is a current advisory board member of the Responsible Art Market Initiative. He is regularly sought for his expertise on the art market, blockchain, and tokenization and quoted in publications such as *Bloomberg* and *The Financial Times*.

Team

 Lindsay Moroney   COO, Artory

 Nanne Dekking   CEO, Artory

 Timothy Kompanchenko   CTO, Artory

 Elizabeth von Habsburg   Managing Director, Winston Art Group

 Sarah Emond   COO, Winston Art Group

Perks

| $500 | Investors receive a complete, blockchain-secured diligence report certifying the high-standard of diligence on the artwork by Winston Art Group, plus Investors are added to our "Insider's Guide" that's tailored to alert you on art events, important market updates, and more |

| $1,000 | All of the above, plus Investors are added to our "Exclusive Events Guide," a periodic raffle giving you the chance to win invitations to the art world's most exclusive events |

| $2,000 | All of the above, plus Receive a pass to an exclusive art fair |

| $5,000 | All of the above, plus A personal art consultation from the experts at Winston Art Group, tailored to your taste and collecting experience |

FAQ

 Republic



Company Name	Psalm 116: Dilexi, quoniam by Damien Hirst
Logo	
Headline	Step into art collecting with the expertise + blockchain tech of Artory/Winston



Slides





Tags   Companies, Coming Soon, Culture, Art, Fintech, Blockchain

Pitch
text

Summary

- Step into art collecting! Diversify your portfolio
- Joint venture (Artory/Winston) sources artworks with high growth potential
- Winston: the largest independent art advisory & appraisal group in the US
- Artory: a world leader in art tech & blockchain-secured art registration
- Invest to receive financial interest in an artwork by Damien Hirst
- Hirst is one of the world's most successful artists (some works at $17M+)



- Past Winston A.G. transactions have sold for over 8X the original price*

Investment Opportunity



Start your collection with Artory/Winston. When you purchase shares of *Psalm 116: Dilexi, quoniam* by Damien Hirst, you receive partial ownership of the artwork and benefit if it sells at a higher price. Artory/Winston will share their market expertise with you throughout the holding period so you can follow the artwork and have confidence in your artwork.





Diversify Your Portfolio

The value of art is uncorrelated with other asset classes, making it an attractive tool for diversification



Substantial Returns

Art has the potential to deliver exciting returns, with certain art categories historically outperforming the S&P 500 each year



Stable Art Market

With the right expertise, fine art is traditionally a stable, value-preserving tangible asset class with proven resilience in economic crises



Low Volatility

The low volatility in the price of art demonstrates art's potential as a stable, value-preserving asset class

Past performance is no guarantee of future results, and there are significant differences between investing in art and investing in stock, bonds, and other asset classes. See important disclosures.

Artwork

Psalm 116: Dilexi, quoniam

by Damien Hirst (British, b. 1965)





Butterflies and household gloss on canvas
Diameter: 18 1/8 inches (46 cm)

> "
>
> *I think rather than be personal you have to find universal triggers: everyone's frightened of glass, everyone's frightened of sharks, everyone loves butterflies.*
>
> Damien Hirst
>
> "

Hirst says it best, "everyone loves butterflies"! Step into the exciting world of art collecting with *Psalm 116: Dilexi, quoniam* (2008) by legendary artist, Damien Hirst.





Why we chose this artwork for you

Hirst's butterfly paintings are among his most celebrated works, and some versions sell for upwards of $2M at auction; works in the *Psalm* series have sold for $300K+*. Hirst's *Psalm* series is a rare and coveted body of work. Of the 150 individual *Psalm* paintings only 27 have ever have gone to auction. The remaining 123 *Psalm* paintings are in Hirst's studio or private collections around the world.

The Winston team is confident that *Psalm 116* is an excellent candidate for investment at the funding goal.

Psalm 116: Dilexi, quoniam (Latin for "I loved, because") is an example of Hirst's signature use of butterflies in his art. The artist incorporated 400 butterfly wings onto a glossy painted surface.

The work has universal appeal. Named for Old Testament Psalms, Hirst's mesmerizing butterfly paintings have been compared to stained-glass windows as well as Hindu and Buddhist mandalas.

Our specialists have worked closely with Hirst's artworks and believe Psalm 116 is an excellent candidate for this fractional investment offering on Republic.

* Past performance of artist's works do not guarantee future results





Artist

Damien Hirst is one of the world's most successful artists…

…and has dominated the art scene since the 1980s.



From massive sharks in formaldehyde to delicate butterfly wings on household paint, Damien Hirst is famous for his artworks inspired by nature.

In 2007, Hirst's work *Lullaby Spring* sold for $17.1M, the second most expensive work by a living artist at the time. Just one year later, he sold a series of new works



at Sotheby's that totaled $200M. Both his old and new works are fixtures at auctions each year and consistently exceed estimates.

Auction Highlights for Comparable Works



Source: Artnet.com | Pre-sale low estimate and sale price including BP comparison of Damien Hirst artworks

* Past performance of artist's works do not guarantee future results

Offering

Investors receive equity shares in Psalm 116

With your investment, you will receive:

- Financial interest in *Psalm 116: Dilexi, quoniam* (2008) by Damien Hirst;
- A comprehensive report on the artwork due diligence information that is secured on the blockchain;
- Sophisticated and independent market analyses and data products to help track your investment.



Prospective Return

Annual Prospective Return	12-18% *

* Past performance is no guarantee of future results, and there are significant differences between investing in art and investing in stock, bonds, and other asset classes. See important disclosures.



Object Information
Psalm 116: Dilexi, quoniam
Damien Hirst
2008
Creation Date
Fine Art
Category
Butterflies and household gloss on canvas
Medium
Signed and dated
Signature
18 1/8 inches (46 cm)
Dimensions (Framed)
N/A
Edition
ARTORY / WINSTON
ARTORY / WINSTON

Team

Team up with art experts



Artory/Winston is a joint venture between two leaders in the art world. The team has used its unique position to source art that has provided historical returns on past investments.

- Artory/Winston sources artworks with high growth potential through their unparalleled access to the art world.
- Winston Art Group, the leading independent art appraisal and advisory firm, performs their high standard of due diligence on every artwork.*
- Art tech pioneer Artory captures and tokenizes the trusted data from Winston to deliver transparent artwork information to you.

How we do it

- Specialists at Winston Art Group select iconic artworks for investors based on their market history and potential.
- Winston Art Group carries out the highest standard of due diligence on the artwork and generates an Algorand-based Diligence Certificate through Artory.*
- Artory generates an NFT uniquely linked to the physical artwork and its Diligence Certificate.
- Regular diligence updates and sophisticated market analytics are delivered to investors throughout the lifecycle of the offering.
- Artory/Winston works meticulously to identify the ideal market opportunity for selling the artwork and delivers returns from the sale to investors.

For more details on the blockchain-secured artwork due diligence, view the artwork on Artory [here](#).

"

[Artory/Winston] seeks to combine Winston's expertise in authentication and due diligence with Artory's facility with tokenization and fractionalization to transform physical artworks into **robust, accessible financial products** *that* **appeal to investors in crypto and real alternative assets alike***.*

Eileen Kinsella, Spring 2022 Artnet Intelligence Report

"



*Investors should still conduct their own due diligence of the offering

Track Record

Proven track record

Past artwork transactions managed by Winston Art Group have sold for over 8X the original price







Flags 1 (1973) | Jasper Johns

Sold at auction on behalf of Winston Art Group's private client

Sold in April 2016 for $1,685,000 (sale price including buyer's premium) against a presale estimate: $800,000-$1,200,000

*Highest price paid for any printed piece by Jasper Johns

Poindexter
S.O.S.

Untitled (M.&S. E-2010-003-E-2010-012) | Yoshitomo Nara

Purchased by Winston Art Group in 2012 on the primary market

Sold in April 2022 for $504,000 (including buyer's premium)

*Sold for over eight times the original purchase price

Abidjan Street Kids II (2015) | Aboudia

Purchased by Winston Art Group in 2019

Sold in May 2022 for $201,600 (sale price including buyer's premium) against a presale estimate: $40,000-$60,000

*Sold for over eight times the original purchase price

Past performance is no guarantee of future results, and there are significant differences between investing in art and investing in stock, bonds, and other asset classes. See important disclosures.

Leadership

Elizabeth von Habsburg & Nanne Dekking

The art market is difficult to maneuver on your own. By teaming up with market insiders and specialists, you can collect and enjoy iconic works of art while receiving returns on your investment. Elizabeth von Habsburg and Nanne Dekking are the leaders behind this offering on Republic.







Elizabeth von Habsburg
Managing Director of Winston Art Group

Nanne Dekking
CEO & Founder of Artory

As the Managing Director of Winston Art Group, Elizabeth heads the largest independent art advisory and appraisal firm in the US and the firm's 75 specialists. The firm covers all areas of fine and decorative art through US offices in New York, Los Angeles, Boston, Washington DC, Charlotte, Palm Beach, Denver and Houston, and worldwide representation in London, Geneva and Tel Aviv. With 30 years in the art market, Elizabeth is an expert witness in Fine Art and Decorative Art, and lectures worldwide on all aspects of art. Elizabeth is Certified by AAA in Modern and Impressionist art and European Furniture and Works of Art, and is compliant with the Uniform Standards of Professional Appraisal Practice (USPAP). She revised four Antiques Hunters Guides, and contributed to "Fine Art and High Finance" (2009), and to the Appraisal Handbook (2012). In 2015, she was named one of the Fifty Most Influential Women in Private Wealth, by Private Asset Management.

Nanne is the founder and CEO of Artory with 25+ years of global expertise and influence in the art market. Founded in 2016, Artory continues to be a pioneer in physical artwork tokenization and the blockchain-secured registration of verified provenance information about artworks and collectibles. Nanne's vast international experience and close relationships with collectors and museums furthered the growth of private sales at Sotheby's where he was Vice Chairman and Worldwide Head of Private Sales. Before Sotheby's he was Vice President of Wildenstein & Co. He was the Chairman of the Board of Trustees of TEFAF (The European Fine Art Fair) from 2017 to 2020 and is a current advisory board member of the Responsible Art Market Initiative. He is regularly sought for his expertise on the art market, blockchain, and tokenization and quoted in publications such as *Bloomberg* and *The Financial Times*.



Team

	Lindsay Moroney	COO, Artory
	Nanne Dekking	CEO, Artory
	Timothy Kompanchenko	CTO, Artory
	Elizabeth von Habsburg	Managing Director, Winston Art Group
	Sarah Emond	COO, Winston Art Group



Perks

$250	Investors receive a complete, blockchain-secured diligence report certifying the high-standard of diligence on the artwork by Winston Art Group, plus Investors are added to our "Insider's Guide" that's tailored to alert you on art events, important market updates, and more
$1,000	All of the above, plus Investors are added to our "Exclusive Events Guide," a periodic raffle giving you the chance to win invitations to the art world's most exclusive events
$2,000	All of the above, plus Receive a pass to an exclusive art fair
$5,000	All of the above, plus A personal art consultation from the experts at Winston Art Group, tailored to your taste and collecting experience

FAQ



 

Republic

Company Name	Psalm 116: Dilexi, quoniam by Damien Hirst
Logo	
Headline	Step into art collecting with the expertise + blockchain tech of Artory/Winston

Slides





Tags   Coming Soon, Culture, Art, Fintech, Blockchain

Pitch text   # Summary

- Step into the exclusive world of art collecting! Diversify your portfolio
- Joint venture (Artory/Winston) sources artworks with high growth potential
- Winston: the largest independent art advisory & appraisal group in the US
- Artory: a world leader in art tech & blockchain-secured art registration

- Invest to receive financial interest in an artwork by Damien Hirst
- Hirst is one of the world's most successful artists (some works at $17M+)
- Past Winston A.G. transactions have sold for over 8X the original price*

Investment Opportunity



Start your collection with Artory/Winston. When you purchase shares of *Psalm 116: Dilexi, quoniam* by Damien Hirst, you receive partial ownership of the artwork and can add this exclusive alternative asset to your investment portfolio. The expert team at Artory/Winston monitors the market daily for ideal opportunities to sell the artwork, and you can benefit if the artwork sells at a higher price. Artory/Winston will share their market data and expertise with you throughout the holding period for the artwork, so you can follow *Psalm 116's* market and have confidence in your investment.



Diversify Your Portfolio

The value of art is uncorrelated with other asset classes, making it an attractive tool for diversification



Substantial Returns

Art has the potential to deliver exciting returns, with certain art categories historically outperforming the S&P 500 each year



Stable Art Market

With the right expertise, fine art is traditionally a stable, value-preserving tangible asset class with proven resilience in economic crises



Low Volatility

The low volatility in the price of art demonstrates art's potential as a stable, value-preserving asset class

Past performance is no guarantee of future results, and there are significant differences between investing in art and investing in stock, bonds, and other asset classes. See important disclosures.

Artwork

Psalm 116: Dilexi, quoniam

by Damien Hirst (British, b. 1965)



Butterflies and household gloss on canvas
Diameter: 18 1/8 inches (46 cm)

"

I think rather than be personal you have to find universal triggers: everyone's frightened of glass, everyone's frightened of sharks, everyone loves butterflies.

Damien Hirst

"

Hirst says it best, "everyone loves butterflies"! Step into the exciting world of art collecting with *Psalm 116: Dilexi, quoniam* (2008) by legendary artist, Damien Hirst.



Why we chose this artwork for you

Our specialists have worked closely with Damien Hirst's artworks, and believe *Psalm 116* is an excellent candidate for this exclusive investment opportunity.

Psalm 116: Dilexi, quoniam (Latin for "I loved, because") is an example of Hirst's signature use of butterflies in his art. The artist incorporated 400 butterfly wings onto a glossy painted surface.

Hirst's *Psalm* series is a rare and coveted body of work. Of the 150 individual *Psalm* paintings, only 27 have ever gone to auction. The remaining 123 *Psalm* paintings are in Hirst's studio or private collections around the world.

Some versions of Hirst's highly recognizable butterfly paintings have sold for upwards of $2M at auction; works in the *Psalm* series have sold for $300K+*.

The work has both universal appeal and a large market of potential buyers. Named for Old Testament Psalms, Hirst's mesmerizing butterfly paintings have been compared to stained-glass windows as well as Hindu and Buddhist mandalas.

* Past performance of artist's works do not guarantee future results



Artist

Damien Hirst is one of the world's most successful artists...

...and has dominated the art scene since the 1980s.



From massive sharks in formaldehyde to delicate butterfly wings on household paint, Damien Hirst is famous for his artworks inspired by nature.

In 2007, Hirst's work *Lullaby Spring* sold for $17.1M, the second most expensive work by a living artist at the time. Just one year later, he sold a series of new works at Sotheby's that totaled $200M. Both his old and new works are fixtures at auctions each year and consistently exceed estimates.

Auction Highlights for Comparable Works



Source: Artnet.com | Pre-sale low estimate and sale price including BP comparison of Damien Hirst artworks

* Past performance of artist's works do not guarantee future results

Offering

Investors receive equity shares in Psalm 116

With your investment, you will receive:

- Financial interest in *Psalm 116: Dilexi, quoniam* (2008) by Damien Hirst;
- A comprehensive report on the artwork due diligence information that is secured on the blockchain;
- Sophisticated, independent market analyses and data products to help track your investment and learn more about the art world.

Prospective Return

Annual Prospective Return	12-15% *

* Past performance is no guarantee of future results, and there are significant differences between investing in art and investing in stock, bonds, and other asset classes. See important disclosures.


Object Information
Psalm 116: Dilexi, quoniam
Damien Hirst
2008
Creation Date
Fine Art
Category
Butterflies and household gloss on canvas
Medium
Signed and dated
Signature
18 1/8 inches (46 cm)
Dimensions (Framed)
N/A
Edition
ARTORY/WINSTON

Team

Team up with art experts

Artory/Winston is a joint venture between two leaders in the art world, creating unique investment opportunities by sourcing the finest artworks with

high potential to grow in value and generate strong returns for our investors. Winston sources, Artory certifies, you invest with confidence.

- Winston Art Group is one of the largest independent art advisory and appraisal firm in the US, with 75 specialists and over 11 offices around the world. They appraise an average of $10B worth of art annually.
- Artory's world-leading platform and technology is used to capture the artworks' due diligence data on the blockchain, providing investors with digital certification of artworks' immutable records, verified provenance, and due diligence.
- Combining Artory's industry-leading art registry technology with Winston Art Group's deep market expertise, we select artworks at the right valuation with verified provenance.

We know how & when to sell

Artory/Winston has a team of art experts with years of experience identifying trends and utilizing data in the art market to determine the best times to buy, sell, or hold onto an artwork. Winston Art Group's long-standing relationships with their clients and the world's most prominent art institutions, galleries, and auction houses are at the core of their history of predicting the appreciation of works of art. These relationships help the Artory/Winston team build insider art market knowledge, and give them the potential to access prime sale opportunities through the primary market, secondary market, and private sales around the world.

You stay in the know

With unrivaled analyses from independent experts and Artory's unparalleled database, Artory/Winston works to increase efficiency and inclusivity in a market that has historically been challenging to navigate for investors.

Psalm 116 has gone through a high-standard due diligence, and is also independently appraised and inspected. Diligence information is blockchain-secured through Artory and available to investors to increase transparency. Here's how we do it:

- Specialists at Winston Art Group select iconic artworks for investors based on their market history and potential.
- Winston Art Group carries out the highest standard of due diligence on the artwork.

- The due diligence is captured in an Algorand-based, blockchain-secured, Due Diligence Certificate through Artory.*

- Artory's blockchain-secured Due Diligence Certificate ensures this valuable artwork information is protected and readily available to investors.

- Exclusive updates and sophisticated market analytics are delivered to investors throughout the lifecycle of the offering.

For more details on the blockchain-secured artwork due diligence, view the artwork on Artory <u>here</u>.

"

[Artory/Winston] seeks to combine Winston's expertise in authentication and due diligence with Artory's facility with tokenization and fractionalization to transform physical artworks into **robust, accessible financial products** *that* **appeal to investors in crypto and real alternative assets alike***.*

Eileen Kinsella, Spring 2022 Artnet Intelligence Report

"

*Investors should still conduct their own due diligence of the offering

Track Record

Proven track record

Past artwork transactions managed by Winston Art Group have sold for over 8X the original price







Flags 1 (1973) | Jasper Johns

Untitled (M.&S. E-2010-003-E-2010-012) | Yoshitomo Nara

Abidjan Street Kids II (2015) | Aboudia

Sold at auction on behalf of Winston Art Group's private client

Purchased by Winston Art Group in 2012 on the primary market

Purchased by Winston Art Group in 2019

Sold in April 2016 for $1,685,000 (sale price including buyer's premium) against a presale estimate: $800,000-$1,200,000

Sold in April 2022 for $504,000 (including buyer's premium)

Sold in May 2022 for $201,600 (sale price including buyer's premium) against a presale estimate: $40,000-$60,000

*Highest price paid for any printed piece by Jasper Johns

*Sold for over eight times the original purchase price

*Sold for over eight times the original purchase price

Past performance is no guarantee of future results, and there are significant differences between investing in art and investing in stock, bonds, and other asset classes. See important disclosures.

Our fees

Artory/Winston works carefully to preserve and build *Psalm 116*'s value and identify ideal market opportunities for delivering potential returns to investors. As such, all fees are in service of the ownership, care, and eventual sale of the artwork. Expenses include storage, insurance, and annual third-party appraisals, as well as audits, legal, management fees and platform fee, and tax filings.

Unlike other art investment offerings, Artory/Winston does not take a membership fee or a commission fee on the purchase or sale of the artworks, leaving more of the investment gains for investors.

For more details on our fees, please see our Form C.

Leadership

Elizabeth von Habsburg & Nanne Dekking

The art market is difficult to maneuver on your own. By teaming up with market insiders and specialists, you can collect and enjoy iconic works of art while receiving returns on your investment. Elizabeth von Habsburg and Nanne Dekking are the leaders behind this offering on Republic.





Elizabeth von Habsburg
Managing Director of Winston Art Group

Nanne Dekking
CEO & Founder of Artory

As the Managing Director of Winston Art Group, Elizabeth heads the largest independent art advisory and appraisal firm in the US and the firm's 75 specialists. The firm covers all areas of fine and decorative art through US offices in New York, Los Angeles, Boston, Washington DC, Charlotte, Palm Beach, Denver and Houston, and worldwide representation in London, Geneva and Tel Aviv. With 30 years in the art market, Elizabeth is an expert witness in Fine Art and Decorative Art, and lectures worldwide on all aspects of art. Elizabeth is Certified by AAA in Modern and Impressionist art and European Furniture and Works of Art, and is compliant with the Uniform Standards of Professional Appraisal Practice (USPAP). She revised four Antiques Hunters Guides, and contributed to "Fine Art and High Finance" (2009), and to the Appraisal Handbook (2012). In 2015, she was named one of the Fifty Most Influential Women in Private Wealth, by Private Asset Management.

Nanne is the founder and CEO of Artory with 25+ years of global expertise and influence in the art market. Founded in 2016, Artory continues to be a pioneer in physical artwork tokenization and the blockchain-secured registration of verified provenance information about artworks and collectibles. Nanne's vast international experience and close relationships with collectors and museums furthered the growth of private sales at Sotheby's where he was Vice Chairman and Worldwide Head of Private Sales. Before Sotheby's he was Vice President of Wildenstein & Co. He was the Chairman of the Board of Trustees of TEFAF (The European Fine Art Fair) from 2017 to 2020 and is a current advisory board member of the Responsible Art Market Initiative. He is regularly sought for his expertise on the art market, blockchain, and tokenization and quoted in publications such as *Bloomberg* and *The Financial Times*.

Team


Lindsay
Moroney

COO, Artory


Nanne Dekking

CEO, Artory


Timothy
Kompanchenko

CTO, Artory


Elizabeth von
Habsburg

Managing Director,
Winston Art Group


Sarah Emond

COO, Winston Art Group

Perks

$250	Investors receive a complete, blockchain-secured diligence report certifying the high-standard of diligence on the artwork by Winston Art Group, plus Investors are added to our "Insider's Guide" that's tailored to alert you on art events, important market updates, and more
$1,000	All of the above, plus Investors are added to our "Exclusive Events Guide," a periodic raffle giving you the chance to win invitations to the art world's most exclusive events
$2,000	All of the above, plus Receive a pass to an exclusive art fair
$5,000	All of the above, plus A personal art consultation from the experts at Winston Art Group, tailored to your taste and collecting experience

FAQ

  Republic

Company Name	Psalm 116: Dilexi, quoniam by Damien Hirst
Logo	
Headline	Step into art collecting with the expertise + blockchain tech of Artory/Winston

Slides





Tags

Coming Soon, Culture, Art, Fintech, Blockchain

Pitch text

Summary

- Step into the exclusive world of art collecting! Diversify your portfolio
- Joint venture (Artory/Winston) sources artworks with high growth potential
- Winston: the largest independent art advisory & appraisal group in the US
- Artory: a world leader in art tech & blockchain-secured art registration

- Invest to receive financial interest in an artwork by Damien Hirst
- Hirst is one of the world's most successful artists (some works at $17M+)
- Past Winston A.G. transactions have sold for over 8X the original price*

Investment Opportunity



Start your collection with Artory/Winston. When you purchase shares of *Psalm 116: Dilexi, quoniam* by Damien Hirst, you receive partial ownership of the artwork and can add this exclusive alternative asset to your investment portfolio. The expert team at Artory/Winston monitors the market daily for ideal opportunities to sell the artwork, and you can benefit if the artwork sells at a higher price. Artory/Winston will share their market data and expertise with you throughout the holding period for the artwork, so you can follow *Psalm 116's* market and have confidence in your investment.



Diversify Your Portfolio

The value of art is uncorrelated with other asset classes, making it an attractive tool for diversification



Substantial Returns

Art has the potential to deliver exciting returns, with certain art categories historically outperforming the S&P 500 each year



Stable Art Market

With the right expertise, fine art is traditionally a stable, value-preserving tangible asset class with proven resilience in economic crises



Low Volatility

The low volatility in the price of art demonstrates art's potential as a stable, value-preserving asset class

Past performance is no guarantee of future results, and there are significant differences between investing in art and investing in stock, bonds, and other asset classes. See important disclosures.

Artwork

Psalm 116: Dilexi, quoniam

by Damien Hirst (British, b. 1965)



Butterflies and household gloss on canvas
Diameter: 18 1/8 inches (46 cm)

"

I think rather than be personal you have to find universal triggers: everyone's frightened of glass, everyone's frightened of sharks, everyone loves butterflies.

Damien Hirst

"

Hirst says it best, "everyone loves butterflies"! Step into the exciting world of art collecting with *Psalm 116: Dilexi, quoniam* (2008) by legendary artist, Damien Hirst.



Why we chose this artwork for you

Our specialists have worked closely with Damien Hirst's artworks, and believe *Psalm 116* is an excellent candidate for this exclusive investment opportunity.

Psalm 116: Dilexi, quoniam (Latin for "I loved, because") is an example of Hirst's signature use of butterflies in his art. The artist incorporated 400 butterfly wings onto a glossy painted surface.

Hirst's *Psalm* series is a rare and coveted body of work. Of the 150 individual *Psalm* paintings, only 27 have ever gone to auction. The remaining 123 *Psalm* paintings are in Hirst's studio or private collections around the world.

Some versions of Hirst's highly recognizable butterfly paintings have sold for upwards of $2M at auction; works in the *Psalm* series have sold for $300K+*.

The work has both universal appeal and a large market of potential buyers. Named for Old Testament Psalms, Hirst's mesmerizing butterfly paintings have been compared to stained-glass windows as well as Hindu and Buddhist mandalas.

* Past performance of artist's works do not guarantee future results



Artist

Damien Hirst is one of the world's most successful artists...

...and has dominated the art scene since the 1980s.



From massive sharks in formaldehyde to delicate butterfly wings on household paint, Damien Hirst is famous for his artworks inspired by nature.

In 2007, Hirst's work *Lullaby Spring* sold for $17.1M, the second most expensive work by a living artist at the time. Just one year later, he sold a series of new works at Sotheby's that totaled $200M. Both his old and new works are fixtures at auctions each year and consistently exceed estimates.



Source: Artnet.com | Pre-sale low estimate and sale price including BP comparison of Damien Hirst artworks

* Past performance of artist's works do not guarantee future results

Offering

Investors receive equity shares in Psalm 116

With your investment, you will receive:

- Financial interest in *Psalm 116: Dilexi, quoniam* (2008) by Damien Hirst;
- A comprehensive report on the artwork due diligence information that is secured on the blockchain;
- Sophisticated, independent market analyses and data products to help track your investment and learn more about the art world.

Prospective Return

Annual Prospective Return	10-14% *

* Past performance is no guarantee of future results, and there are significant differences between investing in art and investing in stock, bonds, and other asset classes. See important disclosures.


Object Information
Psalm 116: Dilexi, quoniam
Damien Hirst
2008
Creation Date
Fine Art
Category
Butterflies and household gloss on canvas
Medium
Signed and dated
Signature
18 1/8 inches (46 cm)
Dimensions (Framed)
N/A
Edition
ARTORY / WINSTON

Team

Team up with art experts

Artory/Winston is a joint venture between two leaders in the art world, creating unique investment opportunities by sourcing the finest artworks with

high potential to grow in value and generate strong returns for our investors. Winston sources, Artory certifies, you invest with confidence.

- Winston Art Group is one of the largest independent art advisory and appraisal firm in the US, with 75 specialists and over 11 offices around the world. They appraise an average of $10B worth of art annually.
- Artory's world-leading platform and technology is used to capture the artworks' due diligence data on the blockchain, providing investors with digital certification of artworks' immutable records, verified provenance, and due diligence.
- Combining Artory's industry-leading art registry technology with Winston Art Group's deep market expertise, we select artworks at the right valuation with verified provenance.

We know how & when to sell

Artory/Winston has a team of art experts with years of experience identifying trends and utilizing data in the art market to determine the best times to buy, sell, or hold onto an artwork. Winston Art Group's long-standing relationships with their clients and the world's most prominent art institutions, galleries, and auction houses are at the core of their history of predicting the appreciation of works of art. These relationships help the Artory/Winston team build insider art market knowledge, and give them the potential to access prime sale opportunities through the primary market, secondary market, and private sales around the world.

You stay in the know

With unrivaled analyses from independent experts and Artory's unparalleled database, Artory/Winston works to increase efficiency and inclusivity in a market that has historically been challenging to navigate for investors.

Psalm 116 has gone through a high-standard due diligence, and is also independently appraised and inspected. Diligence information is blockchain-secured through Artory and available to investors to increase transparency. Here's how we do it:

- Specialists at Winston Art Group select iconic artworks for investors based on their market history and potential.
- Winston Art Group carries out the highest standard of due diligence on the artwork.

- The due diligence is captured in an Algorand-based, blockchain-secured, Due Diligence Certificate through Artory.*

- Artory's blockchain-secured Due Diligence Certificate ensures this valuable artwork information is protected and readily available to investors.

- Exclusive updates and sophisticated market analytics are delivered to investors throughout the lifecycle of the offering.

For more details on the blockchain-secured artwork due diligence, view the artwork on Artory <u>here</u>.

"

[Artory/Winston] seeks to combine Winston's expertise in authentication and due diligence with Artory's facility with tokenization and fractionalization to transform physical artworks into **robust, accessible financial products** *that* **appeal to investors in crypto and real alternative assets alike***.*

Eileen Kinsella, Spring 2022 Artnet Intelligence Report

"

*Investors should still conduct their own due diligence of the offering

Track Record

Proven track record

Past artwork transactions managed by Winston Art Group have sold for over 8X the original price







Flags 1 (1973) | Jasper Johns

Untitled (M.&S. E-2010-003-E-2010-012) | Yoshitomo Nara

Abidjan Street Kids II (2015) | Aboudia

Sold at auction on behalf of Winston Art Group's private client

Purchased by Winston Art Group in 2012 on the primary market

Purchased by Winston Art Group in 2019

Sold in April 2016 for $1,685,000 (sale price including buyer's premium) against a presale estimate: $800,000-$1,200,000

Sold in April 2022 for $504,000 (including buyer's premium)

Sold in May 2022 for $201,600 (sale price including buyer's premium) against a presale estimate: $40,000-$60,000

*Highest price paid for any printed piece by Jasper Johns

*Sold for over eight times the original purchase price

*Sold for over eight times the original purchase price

Past performance is no guarantee of future results, and there are significant differences between investing in art and investing in stock, bonds, and other asset classes. See important disclosures.

Our fees

Artory/Winston works carefully to preserve and build *Psalm 116*'s value and identify ideal market opportunities for delivering potential returns to investors. As such, nearly all fees are in service of the ownership, care, and eventual sale of the artwork. Expenses include storage, insurance, and annual third-party appraisals, as well as audits, legal, management fees and platform fee, and tax filings.

Unlike other art investment offerings, Artory/Winston does not take a membership fee or a commission fee on the purchase or sale of the artworks, leaving more of the investment gains for investors.

For more details on our fees, please see our Form C.

Leadership

Elizabeth von Habsburg & Nanne Dekking

The art market is difficult to maneuver on your own. By teaming up with market insiders and specialists, you can collect and enjoy iconic works of art while receiving returns on your investment. Elizabeth von Habsburg and Nanne Dekking are the leaders behind this offering on Republic.



Elizabeth von Habsburg

Managing Director of Winston Art Group



Nanne Dekking

CEO & Founder of Artory

As the Managing Director of Winston Art Group, Elizabeth heads the largest independent art advisory and appraisal firm in the US and the firm's 75 specialists. The firm covers all areas of fine and decorative art through US offices in New York, Los Angeles, Boston, Washington DC, Charlotte, Palm Beach, Denver and Houston, and worldwide representation in London, Geneva and Tel Aviv. With 30 years in the art market, Elizabeth is an expert witness in Fine Art and Decorative Art, and lectures worldwide on all aspects of art. Elizabeth is Certified by AAA in Modern and Impressionist art and European Furniture and Works of Art, and is compliant with the Uniform Standards of Professional Appraisal Practice (USPAP). She revised four Antiques Hunters Guides, and contributed to "Fine Art and High Finance" (2009), and to the Appraisal Handbook (2012). In 2015, she was named one of the Fifty Most Influential Women in Private Wealth, by Private Asset Management.

Nanne is the founder and CEO of Artory with 25+ years of global expertise and influence in the art market. Founded in 2016, Artory continues to be a pioneer in physical artwork tokenization and the blockchain-secured registration of verified provenance information about artworks and collectibles. Nanne's vast international experience and close relationships with collectors and museums furthered the growth of private sales at Sotheby's where he was Vice Chairman and Worldwide Head of Private Sales. Before Sotheby's he was Vice President of Wildenstein & Co. He was the Chairman of the Board of Trustees of TEFAF (The European Fine Art Fair) from 2017 to 2020 and is a current advisory board member of the Responsible Art Market Initiative. He is regularly sought for his expertise on the art market, blockchain, and tokenization and quoted in publications such as *Bloomberg* and *The Financial Times*.

Team

 Lindsay Moroney   COO, Artory

 Nanne Dekking   CEO, Artory

 Timothy Kompanchenko   CTO, Artory

 Elizabeth von Habsburg   Managing Director, Winston Art Group

 Sarah Emond   COO, Winston Art Group

Perks

$250	Investors receive a complete, blockchain-secured diligence report certifying the high-standard of diligence on the artwork by Winston Art Group, plus Investors are added to our "Insider's Guide" that's tailored to alert you on art events, important market updates, and more
$1,000	All of the above, plus Investors are added to our "Exclusive Events Guide," a periodic raffle giving you the chance to win invitations to the art world's most exclusive events
$2,000	All of the above, plus Receive a pass to an exclusive art fair
$5,000	All of the above, plus A personal art consultation from the experts at Winston Art Group, tailored to your taste and collecting experience

FAQ